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EXHIBIT 99.1

Suncor Energy Inc. 2015 Annual Report to Shareholders for the period ended December 31, 2015

SUNCOR ENERGY INC. ANNUAL REPORT 2015

SUNCOR ENERGY INC.

ANNUAL REPORT 2015

SUNCOR ENERGY

CONTENTS FINANCIAL HIGHLIGHTS Earnings ($ millions) 2 6 8 9 11 68 Message to Shareholders Our Competitive Differentiators 2016 Corporate Guidance Advisories Management’s Discussion and Analysis Management’s Statement of Responsibility for Financial Reporting Management’s Report on Internal Control over Financial Reporting Independent Auditor’s Report Audited Consolidated Financial Statements and Notes Supplemental Financial and Operating Information Share Trading Information Leadership and Board Members 2011 2012 2013 2014 2015 Net earnings (loss) 4 304 2 740 3 911 2 699 (1 995) 69 Operating earnings 5 674 4 847 4 700 4 620 1 465 70 72 Capital Expenditures and Cash Flow from Operations ($ millions) 120 130 131 2011 2012 2013 2014 2015 Capital expenditures 6 291 6 370 6 380 6 530 6 220 Sustaining 3 942 4 010 4 820 4 504 4 250 capital and dividends Cash flow from operations 9 746 9 733 9 412 9 058 6 806 Production (mboe/d) 2011 2012 2013 2014 2015 Exploration and Production 120.6 136.0 132.6 113.0 114.4 Divested Production 86.1 53.9 37.3 – – Oil Sands 339.3 359.2 392.5 421.9 463.4 Total 546.0 549.1 562.4 534.9 577.8 Return on Capital Employed (%) 2011 2012 2013 2014 2015 Excluding the impact of significant impairments, ROCE for 2012 was 11.4%, 2014 was 11.5% and 2015 was 4.2%. 11.5 7.2 8.6 13.8

CONTENTS

2 Message to Shareholders
6 Our Competitive Differentiators
8 2016 Corporate Guidance
9 Advisories
11 Management's Discussion and Analysis
68 Management's Statement of Responsibility for Financial Reporting
69 Management's Report on Internal Control over Financial Reporting
70 Independent Auditor's Report
72 Audited Consolidated Financial Statements and Notes
120 Supplemental Financial and Operating Information
130 Share Trading Information
131 Leadership and Board Members

SUNCOR

FINANCIAL HIGHLIGHTS

Earnings ($ millions)

Capital Expenditures and Cash Flow from Operations ($ millions)

Production (mboe/d)

Return on Capital Employed (%)

13.8
7.2
11.5
8.6
0.6
2011
2012
2013
2014
2015

OVERVIEW AT A GLANCE Suncor’s vision is to be trusted stewards of valuable natural resources. Guided by our values, we will lead the way to deliver economic prosperity, improved social well-being and a healthy environment for today and tomorrow. UPSTREAM MIDSTREAM TRADING reversal provides us with the flexibility full slate of inland priced crude. Cedar Point wind facility began 25% interest and a 50% interest in the respectively. SUPPLY AND Supply and Trading provides midstream services including marketing and logistics activities to optimize our value chain. Our renewables business includes investments in six operating wind farms and the operation of an ethanol plant. KEY HIGHLIGHTS Enbridge’s Line 9 reversal was commissioned during 2015 with the first delivery of crude to Suncor’s Montreal refinery in December. The to supply our Montreal refinery with a commercial operations in 2015. Strategic partnership agreements were completed where partners acquired a Adelaide and Cedar Point wind facilities, $137 million Cash flow from operations 287 MW Gross installed wind capacity 600,000 bbls/d Access to globally priced markets EXPLORATION AND PRODUCTION Our Exploration and Production business unit is focused on delivering value and growth through the development and operation of low cost crude oil assets. KEY HIGHLIGHTS Golden Eagle achieved production of 15,000 boe/d (net) during its first full year of operation, and ramped up to its peak production rate of approximately 18,000 boe/d (net) in the second half of the year. Construction of the gravity-based structure and topsides at the Hebron project continues and it is on schedule to commence production in late 2017. Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia commenced in late 2015. $1.4 billion Cash flow from operations 114,400 boe/d Production volumes 96% Oil production OIL SANDS Our Oil Sands business unit is responsibly developing one of the world’s largest petroleum resource basins – the Athabasca oil sands – through both mining and in situ technologies. KEY HIGHLIGHTS Oil Sands operations production increased by 11% to 433,600 bbls/d and achieved upgrader utilization of 91%. Reduced cash operating costs per barrel by 18% to $27.85, the lowest achieved since 2007. Firebag nameplate capacity increased from 180,000 bbls/d to 203,000 bbls/d as a result of cost-effective debottlenecking activities. Fort Hills construction activities more than 50% complete and an additional 10% working interest in the project acquired. Subsequent to year end, Suncor acquired 84.2% of the shares of Canadian Oil Sands Limited (COS). $2.8 billion Cash flow from operations 320,100 bbls/d Upgraded production volumes 91% Upgrader utilization

WHERE WE OPERATE Oil Sands Fort Hills Norway East Coast Canada St. John’s Hibernia Golden Eagle Buzzard Aberdeen United Kingdom Beta Stavanger White Rose Firebag Edmonton Calgary Montreal MacKay River Syncrude London Terra Base Plant & Millennium Hebron Nova Sarnia Denver / Commerce City Houston Mississauga Fort McMurray Tripoli Libya 360.5 Head office Proposed Regional office RefiniHnegacdaopfaficciety Proposed Operated Non-operated DOWNSTREAM CiRrcelgeisonarael oscffiacleed to relaOtipveranteetdcapacitNyon-operated Refining capacity Circles are scaled to relative net capacity FINANCIAL SUMMARY $6.8 billion Cash flow from operations Our dedication to sustainable cost reductions and capital discipline resulted in almost $7 billion of cash flow from operations in a challenging crude oil pricing environment. information on reserves and resources. $4.0 billion in cash as at December 31, 2015 Our strong balance sheet enables us to fund strategic growth throughout the business cycle. Oil Sands Operations Production Growth (mbbls/d) $1.6 billion of dividends to shareholders in 2015 Our commitment to deliver competitive and sustainable returns to shareholders has been evidenced through 13 consecutive years of dividend increases. 250 2011 2012 2013 2014 2015 304.7 324.8 360.5 390.9 433.6 RESERVES 7.6 billion boe Gross proved plus probable reserves(1) 91% Oil Sands gross proved plus probable reserves(1) (1) Please see the Advisories section for more REFINING AND MARKETING Our Refining and Marketing business unit further unlocks the value of the upstream barrel through our strong refining and marketing network, which includes more than 1,475 Petro-Canada retail stations. KEY HIGHLIGHTS Generated record operating earnings of $2.2 billion in 2015, a 32% increase compared to the prior year. Through rail shipments and Enbridge’s Line 9 we supplied our Montreal refinery with approximately 39,000 bbls/d of lower cost inland crude feedstock. Completed the sale of our 50% interest in Pioneer Energy for $183 million, highlighting the company’s continued focus on core assets. Strong refinery utilization of 94% allowed the company to take advantage of its integrated business model. Utilization of more than 90% has been achieved for six years in a row. $2.9 billion Cash flow from operations 432,100 bbls/d Crude oil processed 94% Refinery utilization

Suncor is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, product marketing under the Petro-Canada brand and a renewable energy portfolio.

A member of Dow Jones Sustainability indexes, FTSE4Good and the Carbon Disclosure Project, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100.

Key Indicators

Year ended December 31	2011	2012	2013	2014	2015

Financial (dollars per common share)

Operating earnings	3.61	3.14	3.13	3.15	1.01

Net earnings (loss)	2.74	1.77	2.61	1.84	(1.38)

Cash flow from operations	6.20	6.30	6.27	6.19	4.71

Dividend	0.43	0.50	0.73	1.02	1.14

Financial ($ millions)

Operating revenues (net of royalties)	38 339	38 107	39 593	39 862	29 208

Total assets	74 741	76 401	78 315	79 671	77 527

Key Metrics

Total debt to total debt plus shareholders' equity (%)	22	22	22	24	28

Net debt to cash flow from operations (times)	0.7	0.7	0.7	0.9	1.7

This Annual Report contains forward-looking statements based on Suncor's current expectations, estimates, projections and assumptions. Refer to the Advisories section of this Annual Report for information on the material risk factors and assumptions underlying our forward-looking statements.

Certain financial measures in this Annual Report – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow and last-in, first-out (LIFO) – are non-GAAP financial measures and therefore not prescribed by GAAP. Refer to the Advisories section of the Management's Discussion and Analysis dated February 25, 2016 (MD&A) of this Annual Report and the Operating Summary Information of this Annual Report for definitions of these non-GAAP measures, information on where to find reconciliations of these non-GAAP financial measures to the relevant GAAP measures and certain other advisories. In the case of ROCE as adjusted in 2012, 2014 and 2015, see the quarterly reports dated February 3, 2014, February 4, 2015 and February 3, 2016.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Crude oil and natural gas liquids (NGL) volumes have been converted to mcfe on a one bbl to six mcf basis in this Annual Report. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories section of this Annual Report. For a list of abbreviations that may be used in this Annual Report, refer to the Advisories section of the MD&A. Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the 2013 Annual Report. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions of the new and amended standards. Financial measures in this Annual Report relating to 2011 to 2015 are based on information prepared in accordance with International Financial Reporting Standards.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    1

MESSAGE TO
SHAREHOLDERS

"As we turn the page on 2015, I am struck by the confirmation again of what truly sets Suncor apart. It is not just our integrated model, strategy and resource base, but also our people."

Steve Williams

2   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Without question, 2015 was one of the most dramatic years in recent memory. It was a year of managing challenges and capturing opportunities.

After years of carefully executing our strategy, with consistently strong performance, we were well positioned to take immediate action as oil prices fell to their lowest levels in over a decade. We responded swiftly to reduce capital and operating costs. We looked for efficiencies in every corner of our organization – while protecting our safety, reliability and environmental performance.

As a result of our efforts, Suncor delivered shareholder value in some of the most challenging economic conditions.

We will also remember 2015 as a year where, in an environment of challenging social and political attitudes towards fossil fuels, Alberta announced a new climate framework that has put the province in a leadership position on the world stage.

Taking a leadership role as we navigate through challenges is not new for Suncor. Our history and success have been built on how we've managed change. Technology, innovation, sticking to our principles, strategy and capital discipline will help ensure we emerge from this difficult environment stronger.

Suncor's approach in the current environment

There's no doubt that depressed oil prices have been a topic of concern for many.

Suncor's resilience in these uncertain times is based on an integrated model that is focused on growing our oil sands business with complementary upstream, midstream and downstream operations.

Our forecasts and plans led to a multi-year program of operational excellence, and capital discipline, which has consistently resulted in strong performance and value for shareholders, while remaining somewhat insulated against the effects of market volatility and low crude oil price environments.

Our fundamental approach to driving value for our shareholders remains constant:

1.  optimize the base business

2.  pursue profitable growth

3.  return cash to shareholders

4.  be an industry leader in sustainability

Suncor's results in 2015 should provide shareholders with confidence at a time when our industry is facing fierce market conditions and is under immense pressure to be responsible in the way we develop this resource.

2015 performance

I'm pleased to report that the powerful combination of our integrated model, focused cost reduction and operational discipline is succeeding. This is reflected in the financial, operational and strategic achievements that the Suncor team delivered over the course of 2015.

Financial metrics

In a year when oil prices fell by almost 50%, Suncor still generated almost $7 billion in cash flow from operations(1), which more than covered our sustaining capital and dividend obligations while leaving $2.5 billion to invest in growth. This performance stands out as unique in our industry.

To maintain our strong financial position and flexibility, we knew heading into 2015 that we'd need to be prudent in our capital spending. We committed to reducing our 2015 capital spend by $1 billion and provided a guidance range of $6.2 billion to $6.8 billion for the year. We successfully executed our capital program for the year while spending at the low end of the reduced range.

As we wrapped up 2015, we achieved Oil Sands cash operating costs of $27.85 per barrel; that's less than US$20 per barrel, compared to $33.80 per barrel in 2014, illustrating that we are focused on delivering sustainable reductions in both capital and operating expenses.

(1) Cash flow from operations and cash operating costs per barrel, which excludes Syncrude, are non-GAAP measures. See Non-GAAP Financial Measures in the MD&A.

(2) Average sales price excludes Syncrude, is before royalties, and is net of transportation costs.

Our total upstream production in 2015 increased to 577.8 thousand barrels of oil equivalent per day, which was driven by record Oil Sands operations production of 433.6 thousand barrels per day – made possible by strong reliability, a direct outcome of our unwavering commitment to operational excellence.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    3

In July 2015, our Board of Directors approved an increase to the company's quarterly dividend to $0.29 per common share, reflecting the company's ability to generate cash flow and our commitment to return value to shareholders.

(1) Based on the average number of shares outstanding in each year for 2011 to 2014 and as at December 31, 2015 in the case of 2015.

Cost reduction efforts

Suncor was focused on prudent cost management well before the downturn in oil prices, but we accelerated these efforts, establishing aggressive cost reduction targets in early 2015.

We implemented immediate measures to reduce or postpone discretionary and non-essential spending. We streamlined business processes and eliminated low priority work, which resulted in a sustainable reduction to our workforce of about 1,700 people. Saying goodbye to colleagues is never an easy decision and I fully recognize the personal impact of these painful but necessary actions.

Our efforts to improve operational efficiency yielded reduced operating costs – down almost $1 billion from the previous year, significantly exceeding the cost reduction targets announced in January 2015. Budgets affecting our safety, reliability and environmental performance were specifically excluded from the cost reduction program.

On the capital side of the equation, we deferred projects that had not yet been sanctioned, such as the MacKay River Expansion and the White Rose Extension. At the same time, major projects in construction such as Fort Hills and Hebron progressed as planned. These long-life growth projects are expected to provide strong returns across multiple price cycles after they come online in late 2017.

Reliability

Our focus on reliability has been paying off. Achieving upgrading reliability targets in excess of 90% utilization was a five-year goal we set in 2012 – achieved two years early in 2015. This contributed to reducing our cash costs per barrel for five years in a row. This kind of relentless discipline is delivering positive impacts to our bottom line.

We also completed planned maintenance activities in Oil Sands at Firebag and Upgrader 1 and in Refining and Marketing at our Edmonton, Sarnia and Montreal refineries. We did this while maintaining high utilization rates at the refineries upwards of 94%.

Strategic asset transaction

In 2015, we assumed operating control of the Poplar Creek cogeneration facilities, which provide steam and power to our Oil Sands operations, in exchange for our interests in two wind power facilities. As a result, we expect to improve efficiency, reliability and profitability as we bring assets integral to our operations in-house.

Fort Hills

In spite of the low oil prices, the Fort Hills project remains extremely attractive to us. We expect it to operate with low cash costs and sustaining capital for more than five decades. We consider this project to be one of the best opportunities for long-term sustainable growth in the industry today, thanks to the exceptional quality of the reserves and our disciplined project execution.

In November, we acquired an additional 10% working interest in the Fort Hills project from Total E&P Canada Ltd. The acquisition provides another opportunity for Suncor to lower our capital cost per barrel and enhance our projected return on the Fort Hills project.

With first oil expected by the end of 2017, and 90% of capacity expected to be reached in the first year of operations, the project is expected to deliver approximately 90,000 barrels per day of capacity for premium-quality bitumen to Suncor. I'm proud of the significant progress we've made on Fort Hills.

Increased capacity at In Situ

Over the course of last year, our team continued its hard work on completing cost-effective debottleneck and optimization activities at the Firebag in situ facilities. As a result, the nameplate capacity of Firebag increased from 180,000 barrels per day to 203,000 barrels per day as of January 1, 2016.

Increasing market access

We have often spoken about the criticality of having the right infrastructure to provide expanded connectivity to existing markets and access to new markets. This infrastructure ensures that Canada receives full value for our resources. The regulatory approval and subsequent start up of Enbridge's Line 9 in late 2015 is one of the milestones achieved this year. As a result, Suncor has increased flexibility to supply our Montreal refinery with a full slate of inland priced crude oil. This in turn enhances the long-term competitiveness of that refinery – one that we've operated since 1955.

Climate change

All of our efforts to operate and grow our business safely and responsibly occur within a larger context. That macro-

4   SUNCOR ENERGY INC. ANNUAL REPORT 2015

environment includes broader discussions on the challenge of climate change.

Our view is that climate change is real and a challenge for our planet. At the same time, we recognize that fossil fuels – notably oil sands, given their abundance and accessibility – will continue to play an important role in meeting the global demand for energy.

In November, Suncor, together with other oil sands producers and environmental organizations formally supported the Government of Alberta's Climate Leadership Plan, which includes a broad-based carbon pricing regime coupled with an overall emissions limit for the oil sands. We are proud to have collaborated with others to support a leading climate framework in Alberta.

Predictability and certainty on pricing and emissions allow us to effectively plan how we deliver energy that creates economic prosperity and improved social well-being. The Alberta framework sets a new and ambitious performance standard for the development of this significant Canadian resource and addresses global concerns about climate change.

Tremendous effort, innovation and investment will be required to support the new plan, and I believe that regardless of how you participate in the energy industry – whether you're a producer, consumer, regulator or critic – we all want the same thing: a better planet for ourselves and future generations. We want to avoid being in a situation where our efforts amount to too little too late.

Internationally, there's recognition that Alberta is making progress and leading – with the new carbon levy, an oil sands emissions limit and a plan to phase out coal. And I believe Suncor also has a responsibility to be part of the meaningful global discussions around climate change. I was pleased to attend the United Nations COP21 climate change conference in Paris in December as part of the Canadian delegation.

When it comes to the future, we think about what's possible, versus what's not.

It's this mindset that led us to industry initiatives and enhancements like NRG COSIA X-Prize – a $20 million prize designed to accelerate new technologies to convert carbon dioxide emissions from coal and natural gas facilities into valuable and useful products and EVOK – a clean-technology fund based in British Columbia.

Technology development continues to be an important part of our strategy because it can lead to lower capital expenditures, lower operating costs and lessen the environmental footprint. We spend about $200 million annually on our research and development projects and see this as a critical part of our commitment to positively impact our performance.

Globally, we're moving towards a lower carbon economy and Suncor intends to be a part of the solution by investing in technology and innovation.

Canadian Oil Sands offer

In October 2015, we initiated an offer to acquire the outstanding shares of Canadian Oil Sands Limited (COS). By increasing our stake in Syncrude from 12% to 49%, we believe we can generate significant value for our shareholders. The value will come from our ability to deliver synergies through our integrated operating model, our record of operational excellence and our almost 50 years of oil sands operating experience that we bring to the table.

With the strong shareholder support that we received on February 5, 2016, we gained control of COS and we have begun the process of integrating the company into Suncor.

The market downturn may continue to present opportunities – ones that we're able to take advantage of because of the strong foundation we've built in recent years. Seeking these types of opportunities are strategic and another way we're building shareholder value for the long term. In fact, I believe that strong companies are often built during downturns and our approach is to view this difficult period as an opportunity and a challenge.

The Suncor team

As we turn the page on 2015, I am struck by the confirmation again of what truly sets Suncor apart. It is not just our integrated model, strategy and resource base, but also our people.

It's hard to imagine how the past year would have turned out had it not been for the people behind Suncor. Our leadership team has been in place for several years, providing stability in an ever-changing world. I appreciate the strength and discipline of Suncor's employees and the foresight, support and guidance of our Board of Directors. It's these traits that enable us to have the stamina to thrive in the challenging crude oil price environment.

In last year's letter, I remarked that regardless of how the pricing environment evolves, the steps we have taken over the past several years put Suncor in a strong position to successfully manage through the downturn. And that we'd do this while honouring our commitments. I am pleased to say we delivered on these commitments and will continue to do so in the future.

Steve Williams
President and Chief Executive Officer

SUNCOR ENERGY INC. ANNUAL REPORT 2015    5

OUR COMPETITIVE DIFFERENTIATORS

Suncor's significant asset base, strong balance sheet and integrated model set us apart from our peers. We strive to be the low-cost competitor in our sector. Capitalizing and executing on these differentiators has contributed to our industry-leading position and provided the foundation for delivering long-term value for shareholders.

1	RESERVES BASE

 Mining and in situ developments in the Athabasca oil sands – one of the largest resource bases in the world.

7.6 billion boe of proved plus probable reserves.

Over 35 years of production at current rates.

Significant capital projects including Fort Hills to profitably grow and sustain production.

For more information on our reserves base refer to our Annual Information Form dated February 25, 2016.

2	INDUSTRY EXPERTISE

 Decades of experience responsibly developing the largest stake in the oil sands through mining and in situ operations.

Diverse offshore portfolio including the North Sea of the U.K. as well as all current producing assets and major development projects in East Coast Canada.

Extensive experience in the midstream and downstream business including refining, marketing, supply and trading activities.

3	SUSTAINABLE DEVELOPMENT

 Worked together with industry peers and leading environmental organizations to recommend solutions that helped inform the Government of Alberta's leading climate policy.

Contributing to our energy future through sponsorship and support programs for initiatives such as The Energy Futures Lab, Student Energy, NRG COSIA X-Prize, EVOK and Walrus Talks Energy.

Achieved several environmental targets including the reduction of fresh water consumption by 12%, increased reclamation of disturbed land area by 100% and improved energy efficiency by the end of 2015 as compared to 2007.

For more information on our sustainable development refer to Suncor's 2015 Report on Sustainability.

6   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Upstream Crude Production(1)

4
A PROVEN INTEGRATED MODEL

 From the ground to the gas station, we optimize profits through each link in the value chain.

Flexible model allows us to take advantage of fluctuating market prices. In 2015 we accessed global pricing on 98% of our upstream production.

Operational flexibility increased with the expansion of pipeline, rail and marine capacity and access.

5	FINANCIAL STRENGTH

 Strong balance sheet will enable development of long-life strategic projects to continue in the current lower crude price environment.

Our ability to reduce costs, focus on capital discipline and to spend within our means has resulted in cash flow from operations that exceeded our annual sustaining capital and dividend commitments in 2015.

Returning value to shareholders through proven dividend growth and share repurchases.

(1)
Based on Suncor's crude oil and liquids production volumes for 2015. Oil Sands includes Syncrude volumes and third-party condensate used for blending.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    7

2016 CORPORATE GUIDANCE

The following table highlights forecasts from Suncor's 2016 Full Year Outlook and actual results for the year ended December 31, 2015. For further details regarding Suncor's 2016 Full Year Outlook including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	2015 Full year outlook October 28, 2015	Actual year ended December 31, 2015	2016 Full year outlook February 3, 2016

Oil Sands operations (bbls/d)	410,000 – 440,000	433,600	400,000 – 425,000

Syncrude (bbls/d)(1)	32,000 – 36,000	29,800	30,000 – 35,000

Exploration and Production (boe/d)(2)	108,000 – 119,000	114,400	95,000 – 105,000

Total production (boe/d)	550,000 – 595,000	577,800	525,000 – 565,000

Oil Sands cash operating costs ($/bbl)(3)	$28.00 – $31.00	$27.85	$27.00 – $30.00

Refinery throughputs (bbls/d)	410,000 – 450,000	432,100	420,000 – 440,000

Refinery utilization(4)	89% – 97%	94%	91% – 95%

(1)
Reflects Suncor's 12% share of production from Syncrude operations, based on Suncor's view of Syncrude's preliminary 2016 operating plan.

(2)
At the time of publication, production in Libya continues to be affected by political unrest and, therefore, guidance is not being provided. The 2016 full year outlook for Suncor Total Production excludes Libya production.

(3)
Cash operating costs per barrel is a non-GAAP financial measure. Please see the Advisories section of the MD&A.

(4)
Refinery utilizations are based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d.

Suncor anticipates Oil Sands operations average production between 400,000 bbls/d and 425,000 bbls/d in 2016. The decrease from 2015 includes the impacts of a full turnaround on Upgrader 2.

For Exploration and Production, Suncor anticipates average production between 95,000 boe/d and 105,000 boe/d in

2016, which assumes natural declines in reservoir performance and increased production from the Hibernia Southern Extension Unit in 2016.

Refinery throughputs and utilization are consistent with 2015 results and the impact of routine planned maintenance activities in 2016.

Capital Expenditures(1)

($ millions)	2016 Full year outlook February 3, 2016	% Growth capital(2)

Upstream	5,250 – 5,600	65%

Downstream	700 – 800	5%

Corporate	50 – 100	5%

	6,000 – 6,500	55%

(1)
Capital expenditures exclude capitalized interest of $600 million – $700 million.

(2)
Balance of capital expenditures represents sustaining capital. For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

8   SUNCOR ENERGY INC. ANNUAL REPORT 2015

ADVISORIES

Forward-Looking Information

This Annual Report contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions. Forward-looking statements in this Annual Report include those statements identified in the Advisories – Forward-Looking Information section of the MD&A contained in this Annual Report as well as the following:

•
Suncor's belief that technology, innovation, sticking to our principles, strategy and capital discipline will help ensure Suncor emerges from this difficult environment stronger;

•
Suncor's vision and strategies, including optimizing the base business, pursuing profitable growth, returning cash to shareholders and being an industry leader in sustainability;

•
Suncor's growth projects (Fort Hills and Hebron) are expected to provide strong returns across multiple price cycles after they come online in 2017;

•
Suncor's belief that Fort Hills can operate with low cash costs and sustaining capital for more than five decades and that the project is one of the best opportunities for long-term sustainable growth in the industry today;

•
Suncor's outlook for 2016 and beyond, including Suncor's 2016 Corporate Guidance and its focus on opportunities identified in the Message to Shareholders;

•
Suncor's belief that technology leads to lower capital expenditures, lower operating costs and a lesser environmental footprint;

•
Suncor's investments, including those in research and development;

•
Suncor's belief that its acquisition of the outstanding shares of COS can generate significant value for both companies' shareholders;

•
Suncor's expectation that 7.6 billion boe of proved plus probable reserves will provide over 35 years of production at current rates;

•
Suncor's belief it can generate significant value for Suncor and COS shareholders; and

•
Suncor's belief it is in a strong position to successfully manage through the downturn and will continue to deliver on its commitments in the future.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form/Form 40-F dated

SUNCOR ENERGY INC. ANNUAL REPORT 2015    9

February 25, 2016 available at www.sedar.com and www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$39 per barrel; Brent, Sullom Voe of US$40 per barrel; and WCS, Hardisty of US$26 per barrel. In addition, the guidance is based on the assumption of a natural gas price (AECO-C Spot) of Cdn$2.50 per GJ, US$/Cdn$ exchange rate of $0.70 and SCO sales of 290,000 to 315,000 bbls/d. Assumptions for the Oil Sands and Syncrude 2016 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2016. Assumptions for the Exploration and Production 2016 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2016 corporate guidance include, but are not limited to: Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third-party infrastructure and timing of the COS acquisition being completed. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively. The successful execution of maintenance and startup of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; and Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Reserves

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to Advisories – Measurement Conversions section of the MD&A.

Reserves information presented herein is presented as Suncor's working interests (operating and non-operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2015. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated February 25, 2016 available at www.sedar.com and www.sec.gov.

10   SUNCOR ENERGY INC. ANNUAL REPORT 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS February 25, 2016

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2015 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and the Annual Information Form dated February 25, 2016 (the 2015 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    11

MD&A – Table of Contents

13	Financial and Operating Summary

15	Suncor Overview

17	Financial Information

21	Segment Results and Analysis

33	Fourth Quarter 2015 Analysis

35	Quarterly Financial Data

38	Capital Investment Update

41	Financial Condition and Liquidity

47	Accounting Policies and Critical Accounting Estimates

51	Risk Factors

57	Other Items

58	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

12   SUNCOR ENERGY INC. ANNUAL REPORT 2015

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2015	2014	2013

Operating revenues, net of royalties	29 208	39 862	39 593

Net (loss) earnings	(1 995)	2 699	3 911

per common share – basic	(1.38)	1.84	2.61

per common share – diluted	(1.38)	1.84	2.60

Operating earnings(1)	1 465	4 620	4 700

per common share – basic	1.01	3.15	3.13

Cash flow from operations(1)	6 806	9 058	9 412

per common share – basic	4.71	6.19	6.27

Dividends paid on common shares	1 648	1 490	1 095

per common share – basic	1.14	1.02	0.73

Weighted average number of common shares in millions – basic	1 446	1 462	1 501

Weighted average number of common shares in millions – diluted	1 447	1 465	1 502

ROCE(1)(2) (%)	0.6	8.6	11.5

Capital Expenditures(3)	6 220	6 530	6 380

Sustaining	2 602	3 014	3 725

Growth	3 618	3 516	2 655

Free cash flow(1)	139	2 097	2 635

Balance Sheet (at December 31)

Total assets	77 527	79 671	78 315

Long-term debt(4)	14 556	12 523	10 660

Net debt	11 254	7 834	6 256

Total liabilities	38 488	38 068	37 135

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
ROCE excludes capitalized costs related to major projects in progress.

(3)
Excludes capitalized interest.

(4)
Includes current portion of long-term debt.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    13

Operating Summary

Year ended December 31	2015	2014	2013

Production Volumes (mboe/d)

Oil Sands	463.4	421.9	392.5

Exploration and Production	114.4	113.0	169.9

Total	577.8	534.9	562.4

Production Mix

Crude oil and liquids / natural gas (%)	99/1	99/1	94/6

Average Price Realizations ($/boe)

Oil Sands operations	49.46	87.46	82.83

Exploration and Production	60.53	103.05	91.44

Refinery crude oil processed (mbbls/d)	432.1	427.5	431.3

Refinery Utilization(1)(2) (%)

Eastern North America	94	90	91

Western North America	93	95	96

	94	93	94

(1)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery nameplate capacity increases:
•
Effective January 1, 2014, Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d;
•
Effective January 1, 2013, Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d;
•
Prior years' utilization rates have not been recalculated and reflect the lower nameplate capacities.

Segment Summary

Year ended December 31 ($ millions)	2015	2014	2013

Net (loss) earnings

Oil Sands	(856)	1 776	2 040

Exploration and Production	(758)	653	1 000

Refining and Marketing	2 266	1 692	2 022

Corporate, Energy Trading and Eliminations	(2 647)	(1 422)	(1 151)

Total	(1 995)	2 699	3 911

Operating (loss) earnings(1)

Oil Sands	(111)	2 771	2 098

Exploration and Production	7	857	1 210

Refining and Marketing	2 234	1 692	2 022

Corporate, Energy Trading and Eliminations	(665)	(700)	(630)

Total	1 465	4 620	4 700

Cash flow from (used in) operations(1)

Oil Sands	2 835	5 400	4 556

Exploration and Production	1 386	1 909	2 316

Refining and Marketing	2 872	2 178	2 618

Corporate, Energy Trading and Eliminations	(287)	(429)	(78)

Total	6 806	9 058	9 412

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

14   SUNCOR ENERGY INC. ANNUAL REPORT 2015

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically, we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive differentiators: an industry-leading oil sands reserves base, a proven integrated model, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our reserves – Suncor's growth plan is focused on projects, such as Fort Hills and the Canadian Oil Sands Limited (COS) acquisition, that are expected to provide long-term profitability for the company. The company's significant reserves base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost debottlenecking and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit through each step of the value chain. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry-leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2015 Highlights

Financial results summary

•
Net loss for 2015 was $1.995 billion, compared to net earnings of $2.699 billion in 2014.

•
Operating earnings(1) for 2015 were $1.465 billion, compared to $4.620 billion in 2014.

•
Cash flow from operations(1) for 2015 was $6.806 billion, compared to $9.058 billion in 2014.

•
ROCE(1) (excluding major projects in progress) decreased to 0.6% for the twelve months ended December 31, 2015, compared to 8.6% for the twelve months ended December 31, 2014. ROCE for the twelve months ended December 31, 2015 improves to 4.2% (2014 – 11.5%) when removing the impacts of impairment charges.

Suncor's commitment to capital discipline, operational excellence, and improved reliability generated cash flow from operations which fully funded sustaining capital and dividends in the year.

•
Suncor's approach to prudent capital management resulted in the company finishing 2015 with $6.220 billion in capital expenditures, which is within its revised capital guidance range of $5.8 to $6.4 billion, and $1.0 billion below the lower end of initial 2015 guidance.

•
In response to the continuing low crude oil price environment, Suncor announced a $750 million reduction to its 2016 capital program, including the deferral of planned Firebag maintenance into 2017. The reduction is not expected to impact the company's safety, reliability, environmental performance, or production targets.

•
Continuous improvement and demonstrated reliability of the company's refining facilities resulted in 94% overall refinery utilization while performing planned maintenance.

(1)
Operating earnings, cash flow from operations and ROCE, are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A

SUNCOR ENERGY INC. ANNUAL REPORT 2015    15

•
The company continues to focus on improving facility utilization and workforce productivity, achieving Oil Sands upgrading reliability in excess of 90% more than a year ahead of our original plan to upgrade 315,000 bbls/d by 2017.

Continued focus on cost management enabled Suncor to decrease Oil Sands cash operating costs per barrel by 18%.

•
Suncor reduced annual cash operating costs per barrel(1) from $33.80/bbl in 2014 to $27.85/bbl in 2015, the lowest since 2007.

•
Suncor delivered on the reliability targets and cost reduction measures announced in early 2015 by decreasing companywide operating costs by almost $1 billion. The current pricing environment has reinforced the importance of Suncor's disciplined approach to cost management.

Suncor's strong balance sheet has effectively positioned the company to pursue profitable long-term growth opportunities.

•
The company ended the year with $4.0 billion in cash and cash equivalents and had $7.0 billion of credit facilities available at December 31, 2015.

•
Suncor acquired an additional 10% working interest in the Fort Hills oil sands project in 2015. The project continues to be on schedule and all critical milestones set for 2015 were achieved, with construction more than 50% complete at the end of the year. First oil is expected in the fourth quarter of 2017, ramping up to 90% of its planned gross production capacity of 180,000 bbls/d within twelve months.

•
Construction of the Hebron project continued in 2015, with first oil expected in late 2017.

•
Subsequent to year end, Suncor acquired 84.2% of the shares of COS for consideration of 0.28 of a Suncor share for each COS share. Suncor plans to acquire the remaining 15.8% of COS' shares by the end of the first quarter. The transaction valued COS at $6.9 billion at the time of the acquisition.

Continued investment in integration and market access strategies.

•
The Refining and Marketing segment continues to reinforce the value of the company's integrated model by generating $2.234 billion of operating earnings, an increase of 32% from the prior year.

•
Suncor began shipments of crude oil to the Montreal refinery on Enbridge's Line 9 in the fourth quarter of 2015. The reversal of Enbridge's Line 9 will provide Suncor with the flexibility to supply its Montreal refinery with a full slate of inland-priced crude.

•
The company completed a non-cash asset exchange and lease with TransAlta Corporation (TransAlta) in the third quarter of 2015 where Suncor assumed operating control of the Poplar Creek cogeneration facilities, which provide steam and power to the company's Oil Sands operations, in exchange for Suncor's Kent Breeze and its share of the Wintering Hills wind power facilities. Bringing the Poplar Creek assets in-house is expected to improve Suncor's overall Oil Sands operations reliability and profitability.

•
The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 98% of its upstream production in 2015, compared to 97% in 2014.

Oil Sands operations grows production by 11% with strong Oil Sands reliability and record In Situ performance.

•
Firebag nameplate capacity increased from 180,000 bbls/d to 203,000 bbls/d as a result of cost-effective debottlenecking activities and sub surface optimizations, and record Firebag production achieved in 2015.

•
Strong infill well performance and optimized reservoir management strategies contributed to a record low steam-to-oil ratio (SOR) of 2.6 at Firebag for the year.

•
Production at MacKay River increased 14% as a result of the debottlenecking project.

Return of cash to shareholders through dividends, which increased by more than 10%.

•
The company paid $1.648 billion in dividends in 2015, reflecting an increase to Suncor's quarterly dividend compared to the prior year, demonstrating our dedication to returning value to shareholders.

(1)
Cash operating costs per barrel is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

16   SUNCOR ENERGY INC. ANNUAL REPORT 2015

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net loss in 2015 was $1.995 billion, compared to net earnings of $2.699 billion in 2014. The net loss was impacted by the same factors that influenced operating earnings, which are described below. Other items affecting the net loss in 2015 and net earnings in 2014 included:

•
In 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, primarily as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies, and which could not be repurposed or otherwise deployed.

•
In 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
The after-tax unrealized foreign exchange losses on the revaluation of U.S. dollar denominated debt were $1.930 billion for 2015, compared to $722 million for 2014.

•
In 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
The company recorded a $423 million deferred income tax charge in 2015 related to a 2% increase in the Alberta corporate income tax rate.

•
The company recorded a $406 million income tax recovery in 2015 in the Exploration and Production (E&P) segment related to a 12% decrease in the U.K. tax rate.

•
Suncor recorded after-tax insurance proceeds of $75 million in 2015 related to a claim on the Terra Nova asset in the E&P segment.

•
In 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

•
The company recorded an after-tax gain of $61 million in 2014 relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

•
Suncor recorded a current income tax expense adjustment and associated interest expense of $54 million in 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

•
In 2014, Joslyn mining project development activities were scaled back in order to focus on engineering studies to further optimize the Joslyn resource. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
The company recorded after-tax impairment charges of $223 million in the Oil Sands segment in 2014 following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
The company recorded after-tax earnings of $32 million in 2014 related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    17

Operating Earnings

Consolidated Operating Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2015	2014	2013

Net (loss) earnings as reported	(1 995)	2 699	3 911

Unrealized foreign exchange loss on U.S. dollar denominated debt	1 930	722	521

Impairments net of reversals and provisions(2)	1 599	1 238	563

Restructuring charges	57	—	—

Recognition of risk mitigation proceeds(2)	(75)	—	(223)

Net impact of not proceeding with the Voyageur upgrader project(3)	—	—	58

Gain on significant disposals(4)	(68)	(61)	(130)

Impact of income tax adjustments on deferred income taxes	17	54	—

Reserves redetermination	—	(32)	—

Operating earnings(1)	1 465	4 620	4 700

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2013, the company recorded after-tax impairment charges of $563 million in the Exploration and Production segment against its assets in Syria, Libya and North America Onshore. Concurrent with the impairment of its Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

(3)
In 2013, the company recorded an after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project.

(4)
In 2013, the company recorded an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Suncor's consolidated operating earnings for 2015 were $1.465 billion, compared to $4.620 billion in 2014. The decrease was primarily due to lower operating earnings in the Oil Sands and E&P segments as a result of significantly lower upstream price realizations consistent with the decline in benchmark crude oil prices, partially offset by increased Oil Sands operations production due to improved reliability, record Refining and Marketing operating earnings due to a strong downstream pricing environment and lower operating costs companywide.

Cash Flow from Operations

Consolidated cash flow from operations for 2015 was $6.806 billion, compared to $9.058 billion in 2014. Cash flow from operations was impacted by the same factors as operating earnings.

18   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Results for 2014 compared with 2013

Net earnings for 2014 were $2.699 billion, compared to $3.911 billion in 2013. The decrease in net earnings was mainly due to the same factors impacting operating earnings described below and by the net earnings adjustments described above.

Operating earnings for 2014 were $4.620 billion, compared to $4.700 billion in 2013. The decrease was primarily due to lower operating earnings from the E&P segment as a result of volume decreases at Buzzard, the sale of the company's conventional natural gas business which took place in 2013, lower price realizations, and lower contributions from Libya. In addition, the Refining and Marketing segment earnings decreased due to the lower downstream pricing environment. These factors were partially offset by higher production from the Oil Sands segment and higher price realizations for Oil Sands sales which benefited from favourable foreign exchange rates.

Consolidated cash flow from operations for 2014 was $9.058 billion, compared to $9.412 billion in 2013. Cash flow from operations decreased primarily due to lower production and price realizations in E&P and lower margins in Refining and Marketing as well as the impacts of settling trading positions in Energy Trading, partially offset by higher production and higher average price realizations from Oil Sands operations.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2015	2014	2013

WTI crude oil at Cushing (US$/bbl)	48.75	93.00	97.95

Brent crude oil at Sullom Voe (US$/bbl)	53.60	99.50	108.75

Dated Brent/Maya FOB price differential (US$/bbl)	9.50	13.70	11.65

MSW at Edmonton (Cdn$/bbl)	57.60	94.85	96.80

WCS at Hardisty (US$/bbl)	35.25	73.60	72.75

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	13.50	19.40	25.20

Condensate at Edmonton (US$/bbl)	47.35	92.95	101.70

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.65	4.50	3.15

Alberta Power Pool Price (Cdn$/MWh)	33.40	49.65	79.95

New York Harbor 3-2-1 crack(1) (US$/bbl)	19.70	19.65	23.90

Chicago 3-2-1 crack(1) (US$/bbl)	18.50	17.40	21.40

Portland 3-2-1 crack(1) (US$/bbl)	25.15	20.15	24.00

Gulf Coast 3-2-1 crack(1) (US$/bbl)	18.35	16.50	20.55

Exchange rate (US$/Cdn$)	0.78	0.91	0.97

Exchange rate (end of period) (US$/Cdn$)	0.72	0.86	0.94

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI decreased to US$48.75/bbl in 2015, compared to US$93.00/bbl in 2014.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to: MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for both MSW at Edmonton and WCS at Hardisty decreased in 2015 compared to 2014, resulting in lower realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Bitumen price realizations can also be affected by bitumen quality and

SUNCOR ENERGY INC. ANNUAL REPORT 2015    19

spot sales. Average prices for WCS at Hardisty and Condensate at Edmonton decreased significantly in 2015 compared to 2014, resulting in lower realizations for bitumen.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year and averaged US$53.60/bbl in 2015, compared to US$99.50/bbl in 2014.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The average AECO benchmark decreased to $2.65/mcf in 2015, from $4.50/mcf in 2014.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out inventory accounting (FIFO), where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads increased in 2015 compared to 2014, resulting in a positive impact to refining margins.

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating costs per barrel metric. The Alberta power pool price decreased to an average of $33.40/MWh in 2015 from $49.65/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2015, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.78 from 0.91, which had a positive impact on price realizations for the company in 2015.

Conversely, many of Suncor's assets and liabilities, notably the majority of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2015 net earnings and cash flow from operations if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Cash Flow From Operations

Crude oil +US$1.00/bbl	165	165

Natural gas +Cdn$0.10/mcf	(15)	(15)

Light/heavy differential +US$1.00/bbl	5	5

3-2-1 crack spreads +US$1.00/bbl	120	120

Foreign exchange +$0.01 US$/Cdn$(3) related to operating activities	(135)	(135)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$(3)	140	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
The difference between estimates for net earnings and cash flow from operations are due primarily to the revaluation of U.S. dollar denominated debt that is included within net earnings but not within cash flow from operations.

20   SUNCOR ENERGY INC. ANNUAL REPORT 2015

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's Tailings Reduction Operations process (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units and hot bitumen infrastructure, including insulated pipelines, diluent import capabilities and a cooling and blending facility, and related storage assets. In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Oil Sands ventures includes Suncor's 50.8% interest in the Fort Hills mining project, where Suncor is the operator, and its 36.75% non-operated interest in the Joslyn North mining project. The company also holds a 12.0% interest in the Syncrude oil sands mining and upgrading joint arrangement and currently holds an additional 30.9% indirectly through its 84.2% ownership of COS, which owns a 36.74% interest in the Syncrude joint venture.

EXPLORATION AND PRODUCTION

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.13% interest in the Hibernia Southern Extension Unit (HSEU) (reset from 19.51%, effective December 1, 2015). Suncor holds a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions. Effective January 1, 2016, Suncor's working interest in the Hebron project has been reset from 22.729% to 21.034%. Other than Terra Nova, all of the projects are operated by other companies. Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador and Nova Scotia. E&P Canada also includes Suncor's working interests in unconventional natural gas properties in northeast B.C.

•
E&P International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in Golden Eagle. Both operations are located in the U.K. sector of the North Sea and are operated by another company. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Production in Libya remained impacted by political unrest at the end of 2015, with the timing of a return to normal operations remaining uncertain. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    21

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations which include a refinery located in Montreal, Quebec, a refinery located in Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures and blends products which are marketed worldwide.

•
Western North America operations which include refineries located in Edmonton, Alberta and Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a sulphur plant, a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada. Lubricant products are marketed worldwide through company-operated locations and distributor networks.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six wind facilities across Canada, including Cedar Point which is the most recent addition to the portfolio, and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

22   SUNCOR ENERGY INC. ANNUAL REPORT 2015

OIL SANDS

2015 Highlights

•
Oil Sands operations production increased to 433,600 bbls/d, an increase of 11% compared to 2014, driven by strong reliability across all assets and record In Situ production of 217,600 bbls/d.

•
The company's continued focus on cost management, combined with increased production, enabled Suncor to decrease its cash operating costs per barrel by 18% to $27.85/bbl in 2015, compared to $33.80/bbl in the prior year and is the lowest achieved since 2007.

•
Fort Hills construction continued to ramp up and was more than 50% complete by the end of the year. First oil is expected the fourth quarter of 2017.

•
Suncor continues to deliver on its commitment to invest in long-term profitable growth in its core asset areas. The company acquired an additional 10% of the Fort Hills mining project and, subsequent to year end, acquired 84.2% of COS.

•
Suncor continues to focus on safely and reliably operating our assets, and optimizing the value chain through integration. The company completed a non-cash asset exchange and lease with TransAlta where Suncor assumed operating control of the Poplar Creek cogeneration facilities, which provide steam and power to the company's Oil Sands operations. Bringing the Poplar Creek assets in-house is expected to improve Suncor's overall Oil Sands operations reliability and profitability.

•
Increase to nameplate capacity of Firebag from 180,000 bbls/d to 203,000 bbls/d as a result of cost-effective debottlenecking activities and record Firebag production achieved in 2015. Record low SOR of 2.6 was achieved at Firebag in 2015, primarily due to optimized reservoir management strategies and strong infill well performance.

Strategy and Investment Update

Suncor continues to deliver on its commitment to add shareholder value and invest in long-term profitable growth in its core asset areas. The company acquired an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. (Total E&P) for $360 million. Suncor's share in the project is now 50.8%. In addition, subsequent to December 31, 2015, Suncor acquired 84.2% of COS and plans to acquire the remaining shares by March 21, 2016 at a COS special shareholders meeting to approve the acquisition.

Oil Sands operations has established a large physical asset base providing the opportunity for production growth through low cost debottlenecks, expansions and increased reliability. In 2015, Oil Sands upgrading achieved reliability in excess of 90%, more than a year ahead of our original plan to upgrade 315,000 bbls/d by 2017. Transactions, including the non-cash asset exchange with TransAlta and planned termination of the wastewater treatment facilities operating agreement and lease with a third party to allow for in-house management of those operations, will provide Suncor with increased control over asset reliability.

Oil Sands continues to focus on safe, reliable and sustainable operations. The company's operational excellence initiatives target improving facility utilization and workforce productivity, including a continued focus on upgrader reliability, which are expected to achieve steady production growth while reducing operating costs. Sustaining capital for Oil Sands operations in 2016 is expected to include a turnaround on Upgrader 2.

The primary focus for both cost management and capital discipline in 2016 will be to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and close collaboration with suppliers and business partners. Capital discipline continues to focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing turnaround productivity improvements.

Suncor continues to work closely with the Fort Hills mining project co-owners on engineering, procurement and construction activities. As operator of the Fort Hills project, Suncor is developing the mine using traditional open-pit truck and shovel techniques, and paraffinic froth treatment-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to the market.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    23

Financial Highlights

Year ended December 31 ($ millions)	2015	2014	2013

Gross revenues	9 332	14 561	13 089

Less: Royalties	(114)	(982)	(859)

Operating revenues, net of royalties	9 218	13 579	12 230

Net (loss) earnings	(856)	1 776	2 040

Adjusted for:

Net impact of not proceeding with the Voyageur upgrader project	—	—	58

Impairments	386	941	—

Impact of income tax adjustments on deferred income taxes	359	54	—

Operating (loss) earnings(1)	(111)	2 771	2 098

Oil Sands operations	(33)	2 696	1 870

Oil Sands ventures	(78)	75	228

Cash flow from operations(1)	2 835	5 400	4 556

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating losses for Oil Sands operations were $33 million in 2015, compared to operating earnings of $2.696 billion in 2014. The decrease was primarily due to significantly lower price realizations as a result of lower crude oil benchmark prices, partially offset by increased production, lower royalties, and lower operating and transportation expenses as a result of the impact of cost reduction initiatives, lower natural gas prices and lower unplanned maintenance activities.

Operating losses for Oil Sands ventures were $78 million in 2015, compared to operating earnings of $75 million in 2014. The decrease was primarily due to lower price realizations as a result of lower crude oil benchmark prices and lower production, partially offset by lower royalties and operating costs as a result of cost reduction initiatives for Syncrude and the decision to scale back activities at the Joslyn mining project.

Cash flow from operations for the Oil Sands segment was $2.835 billion in 2015, compared to $5.400 billion in 2014. The decrease was largely due to the same factors that impacted operating earnings.

24   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Production Volumes(1)

Year ended December 31 (mbbls/d)	2015	2014	2013

Upgraded product (SCO)	320.1	289.1	282.6

Non-upgraded bitumen	113.5	101.8	77.9

Oil Sands operations	433.6	390.9	360.5

Oil Sands ventures – Syncrude	29.8	31.0	32.0

Total	463.4	421.9	392.5

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2015	2014	2013

Oil Sands operations sales volumes

Sweet SCO	107.0	99.7	91.5

Diesel	31.3	30.7	23.5

Sour SCO	182.5	158.9	166.0

Upgraded product (SCO)	320.8	289.3	281.0

Non-upgraded bitumen	107.7	101.4	76.0

Oil Sands operations	428.5	390.7	357.0

Oil Sands ventures	29.8	31.0	32.0

Total	458.3	421.7	389.0

Production in Oil Sands operations increased to 433,600 bbls/d in 2015 from 390,900 bbls/d in 2014, due primarily to reliable operations across all assets, with record SCO and In Situ production for 2015. Production in both years was impacted by planned coker maintenance in the spring and fall, while 2014 was also impacted by unplanned maintenance in upgrading and extraction during the third and fourth quarters of 2014, and a weather-related site-wide power outage in the third quarter of 2014. Sweet SCO production in 2015 was impacted by unplanned hydrotreater maintenance in the first half of the year.

Sales volumes for Oil Sands operations increased to 428,500 bbls/d in 2015, compared to 390,700 bbls/d in 2014, reflecting the same factors that led to the overall increase in production volumes. The sales mix improved in 2015, compared to 2014, primarily due to lower unplanned upgrader maintenance activities in the current year.

Sales volumes of non-upgraded bitumen increased in 2015, compared to 2014, mainly due to higher production at Firebag.

The inventory variance factor decreased operating earnings, primarily due to a larger inventory build in 2015 as compared to 2014. Inventory levels in 2015 increased compared to 2014 due to increased production levels and expanded use of midstream assets necessary to access new sales markets.

Suncor's share of Syncrude production and sales volumes averaged 29,800 bbls/d in 2015, compared to 31,000 bbls/d in 2014. Production in both years was impacted by planned and unplanned maintenance events.

Bitumen Production from Operations

Year ended December 31	2015	2014	2013

Oil Sands Base

Bitumen production (mbbls/d)	307.3	274.4	269.8

Bitumen ore mined (thousands of tonnes/day)	461.3	408.5	413.6

Bitumen ore grade quality (bbls/tonne)	0.67	0.67	0.65

In Situ bitumen production (mbbls/d)

Firebag	186.9	172.0	143.4

MacKay River	30.7	27.0	28.5

Total In Situ production	217.6	199.0	171.9

In Situ steam-to-oil ratio

Firebag	2.6	2.8	3.3

MacKay River	2.9	2.9	2.6

Bitumen production from Oil Sands Base operations increased to an average of 307,300 bbls/d in 2015, compared to 274,400 bbls/d in 2014. The increase was primarily due to reliable operations across all assets, compared to the prior year which was impacted by unplanned extraction, upgrading, and utilities maintenance in the third and fourth quarters that constrained mine production.

In Situ achieved record bitumen production in 2015, increasing to 217,600 bbls/d from 199,000 bbls/d in 2014. The increase was driven by strong production from both Firebag and MacKay River primarily as a result of cost-effective de-bottlenecking and strong infill well performance. Production at Firebag increased to 186,900 bbls/d in 2015 from 172,000 bbls/d in 2014, with nameplate capacity for Firebag increasing to 203,000 bbls/d from 180,000 bbls/d due to sustained production levels in 2015. Production at MacKay River increased to 30,700 bbls/d in 2015 from 27,000 bbls/d in 2014 due to additional production associated with the debottlenecking project.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    25

Firebag attained a record low SOR of 2.6 in 2015, down from 2.8 in 2014, primarily due to strong infill well performance and optimized reservoir management strategies, while SOR at MacKay River remained comparable to 2014.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2015	2014	2013

Oil Sands operations

Sweet SCO and diesel	66.00	109.02	104.22

Sour SCO and non-upgraded bitumen	41.58	76.66	72.67

Crude sales basket (all products)	49.46	87.46	82.83

Crude sales basket, relative to WTI	(12.91)	(15.28)	(18.09)

Oil Sands ventures

Syncrude – Sweet SCO	61.55	99.32	99.82

Syncrude, relative to WTI	(0.83)	(3.42)	(1.10)

Price realizations were negatively impacted by the decrease in WTI benchmark prices, partially offset by the weaker Canadian dollar in 2015 and resulted in average price realizations for Oil Sands operations of $49.46/bbl in 2015, compared to $87.46/bbl in 2014.

Suncor's average price realization for Syncrude sales decreased in 2015 to $61.55/bbl, compared to $99.32/bbl in 2014, as the impacts of the decrease in WTI benchmark prices were partially offset by the weaker Canadian dollar in 2015.

Royalties

Royalties were lower in 2015 relative to 2014, primarily due to lower bitumen prices, partially offset by higher production.

Expenses and Other Factors

Operating expenses for 2015 were lower relative to 2014. Factors contributing to the change in operating expenses included:

•
A decrease in cash operating costs for Oil Sands operations. See the Cash Operating Costs Reconciliation for further details.

•
Operating expenses at Syncrude were lower for 2015 than 2014 as a result of cost reduction initiatives and lower natural gas prices.

•
Non-production costs were lower in 2015 compared to 2014, primarily due to cost reduction initiatives, including reductions to discretionary spending, lower expenses related to a gas swap arrangement with a third-party processor, and a decrease in costs associated with future growth activities, partially offset by higher share-based compensation expense.

Transportation expense increased in 2015, relative to 2014, primarily due to the costs related to increased sales volumes.

DD&A expense for 2015 was higher than 2014, mainly due to a larger asset base primarily as a result of assets commissioned in 2015, including well pads and infill wells, as well as the higher production from In Situ in 2015 as compared to 2014.

Cash Operating Costs Reconciliation(1)

Year ended December 31	2015	2014	2013

Operating, selling and general expense (OS&G)	5 220	5 940	5 852

Syncrude OS&G	(471)	(593)	(536)

Non-production costs(2)	(279)	(340)	(282)

Other items(3)	(63)	(187)	(165)

Oil Sands cash operating costs ($ millions)	4 407	4 820	4 869

Oil Sands cash operating costs ($/bbl)	27.85	33.80	37.00

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include share-based compensation adjustments, research and the expense recorded as part of a gas swap arrangement involving a third-party processor.

(3)
Other items includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily power from cogeneration units that was deducted from total cash operating costs.

Oil Sands cash operating costs per barrel averaged $27.85/bbl in 2015, compared to $33.80/bbl in 2014, primarily due to higher production volumes combined with lower cash operating costs in 2015. Total cash operating costs decreased in 2015, primarily due to cost reduction initiatives, lower natural gas input costs and lower unplanned maintenance activities, partially offset by changes in inventory and a decrease in power cogeneration revenues due to the decrease in power price.

Planned Maintenance

The company plans to complete a turnaround on Upgrader 2 commencing at the end of the first quarter of 2016. The impact of this maintenance has been reflected in the company's 2016 guidance.

26   SUNCOR ENERGY INC. ANNUAL REPORT 2015

EXPLORATION AND PRODUCTION

2015 Highlights

•
Golden Eagle achieved production of 14,800 boe/d during its first full year of production, and was operating at its peak production rate of approximately 18,000 boe/d by the fourth quarter.

•
Construction of the gravity-based structure and topsides at the Hebron project continued with first oil expected in late 2017.

•
Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia commenced in the fourth quarter, and will continue into 2016.

Strategy and Investment Update

The Exploration and Production segment focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, offshore Norway and in the U.K. North Sea to provide diverse and lower cost conventional production.

Construction activities continue at the Hebron project, with first oil expected in late 2017. Effective January 1, 2016, Suncor's working interest in the Hebron project has been reset. As a result, the company's working interest in the project decreased from 22.729% to 21.034%, with Suncor to be reimbursed for costs incurred to December 31, 2015.

At Golden Eagle, development drilling activities are planned to continue through 2016. The company also has field extension projects underway which leverage existing facilities and infrastructure. The HSEU and South White Rose Extension (SWRX) projects are expected to provide incremental production and extend the productive life of the existing fields. Drilling activities on both extension projects are planned to continue in 2016. Exploration drilling activities in the Shelburne Basin are also continuing in 2016, along with ongoing appraisal of Norwegian discoveries at Beta and Butch.

Financial Highlights

Year ended December 31 ($ millions)	2015	2014	2013

Gross revenues	2 612	4 715	6 363

Less: Royalties	(267)	(672)	(1 146)

Operating revenues, net of royalties	2 345	4 043	5 217

Net (loss) earnings	(758)	653	1 000

Adjusted for:

Impairments	1 213	297	563

Recognition of risk mitigation proceeds	(75)	—	(223)

Gain on significant disposals	—	(61)	(130)

Impact of income tax rate adjustments on deferred income taxes	(373)	—	—

Reserves redetermination	—	(32)	—

Operating earnings (loss)(1)	7	857	1 210

E&P Canada	(14)	502	643

E&P International	21	355	567

Cash flow from operations(1)	1 386	1 909	2 316

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    27

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

E&P operating earnings were $7 million in 2015, compared to operating earnings of $857 million in 2014.

Operating losses in 2015 for E&P Canada were $14 million, compared to operating earnings of $502 million for 2014, with the decrease primarily due to lower price realizations and a decrease in production, partially offset by lower royalties and operating costs. Operating earnings for E&P International were $21 million for 2015, compared to $355 million for 2014, and were lower primarily due to lower price realizations, partially offset by the additional production from Golden Eagle and increased production from Buzzard.

Cash flow from operations was $1.386 billion in 2015, compared to $1.909 billion in 2014. The decrease was largely due to the same factors that impacted operating earnings.

Production Volumes

Year ended December 31	2015	2014	2013

E&P Canada

Terra Nova (mbbls/d)	13.5	17.3	14.2

Hibernia (mbbls/d)	18.1	23.1	27.1

White Rose (mbbls/d)	12.2	14.6	14.9

North America Onshore (mboe/d)	3.2	3.6	37.3

	47.0	58.6	93.5

E&P International

Buzzard (mboe/d)	49.8	47.1	55.8

Golden Eagle (mboe/d)	14.8	0.6	—

Libya (mbbls/d)	2.8	6.7	20.6

	67.4	54.4	76.4

Total Production (mboe/d)	114.4	113.0	169.9

Production Mix (liquids/gas) (%)	96/4	97/3	80/20

E&P Canada production averaged 47,000 boe/d in 2015, compared to 58,600 boe/d in 2014.

•
Production from Terra Nova averaged 13,500 bbls/d in 2015, compared to 17,300 bbls/d in 2014. Production decreased primarily due to higher unplanned maintenance activity in 2015. Production from 2015 was also impacted by natural declines.

•
Production from Hibernia averaged 18,100 bbls/d in 2015, compared to 23,100 bbls/d in 2014, with the decrease in 2015 primarily due to natural declines, and the impact of a five-week planned maintenance program in the second half of 2015.

28   SUNCOR ENERGY INC. ANNUAL REPORT 2015

•
Production from White Rose averaged 12,200 bbls/d in 2015, compared to 14,600 bbls/d in 2014. Production decreased in 2015 primarily due to natural declines.

•
Production from North America Onshore averaged 3,200 boe/d in 2015, compared to 3,600 boe/d in 2014. Production decreased primarily due to the sale of the Wilson Creek assets in the third quarter of 2014.

E&P International production averaged 67,400 boe/d in 2015, compared to 54,400 boe/d in 2014.

•
Production from Buzzard averaged 49,800 boe/d in 2015, compared to 47,100 boe/d in 2014. Production increased primarily due to lower maintenance activity in 2015, offset by natural declines.

•
Production from Golden Eagle averaged 14,800 boe/d in 2015, compared to 600 boe/d in 2014, as first oil was achieved in the fourth quarter of 2014 and production continued to ramp up throughout 2015.

•
Production from Libya averaged 2,800 bbls/d in 2015, compared to 6,700 bbls/d in 2014. Production in Libya remains substantially shut in due to political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

Twelve months ended December 31
Net of transportation costs, but before royalties	2015	2014	2013

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	61.78	105.98	109.71

E&P Canada – Natural gas ($/mcf)	1.78	4.49	3.42

E&P International ($/boe)	61.44	104.12	107.57

E&P average price ($/boe)	60.53	103.05	91.44

Average price realizations for crude oil from E&P Canada and E&P International were lower than 2014, consistent with the decrease in benchmark prices for Brent crude in 2015, partially offset by favourable foreign exchange rates.

Royalties

Royalties were lower in 2015, compared with 2014, primarily due to lower price realizations and lower production in East Coast Canada.

Inventory

Inventory movements due to the timing of shuttle tankers in East Coast Canada positively impacted earnings in both years. However, in the decreasing crude oil price environment, the earnings impact was lower than in 2014.

Expenses and Other Factors

Operating expenses were lower in 2015 compared to 2014, primarily due to lower expenses in Libya, lower expenses in North America Onshore following the sale of the Wilson Creek assets in the third quarter of 2014, cost reduction initiatives, and lower maintenance costs in East Coast Canada, partially offset by incremental costs associated with Golden Eagle production, which achieved first oil in the fourth quarter of 2014.

DD&A and exploration expenses were higher in 2015, primarily due to increased production associated with Golden Eagle and Buzzard, partially offset by lower production from East Coast Canada and Libya.

Planned Maintenance of Operated Assets

A planned four-week maintenance event at Terra Nova has been scheduled to commence in the second quarter of 2016. The impact of this maintenance has been reflected in the company's 2016 guidance.

REFINING AND MARKETING

2015 Highlights

•
The Refining and Marketing segment continues to be a key component of the company's integrated business model, generating $2.234 billion in operating earnings in 2015.

•
Strong refinery utilizations allowed Suncor to reduce the impact of the declining crude price environment by optimizing the profit realized on a portion of Suncor's upstream production.

•
Suncor lowered feedstock costs at the Montreal refinery through increased rail shipments of inland crudes and marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable.

•
Suncor completed the sale of its 50% interest in certain assets and liabilities of Pioneer Energy for $183 million, highlighting the company's continued focus on core assets that are aligned with Suncor's long-term strategy.

•
Enbridge's Line 9 reversal was commissioned during the fourth quarter of 2015 and became operational by the end of the year. The reversal will provide Suncor the flexibility of supplying its Montreal refinery with a full slate of inland priced crude.

Strategy and Investment Update

Suncor's downstream is a key component of the integrated business model. The Refining and Marketing network serves to maximize the value of Suncor's oil sands

SUNCOR ENERGY INC. ANNUAL REPORT 2015    29

production by extending the value chain to the end customer. The company operates its refineries at or near maximum capacity to provide reliable offtake and secure international pricing for oil sands production. The strategy also includes selling more volumes than refinery capacity to minimize per unit operating costs and provide a reliable product supply to customers. Feedstock intended for the refineries and finished products that are not expected to be sold by Refining and Marketing are sold at market prices by Suncor's Energy Trading group.

Suncor's Petro-Canada branded outlets maintained their position as a leading retailer by market share in major urban areas of Canada. Suncor will continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes, and expand the lubricants product offering, including global expansion in the U.S., Europe and China.

Financial Highlights

Year ended December 31 ($ millions)	2015	2014	2013

Operating revenues	19 826	26 627	26 658

Net earnings	2 266	1 692	2 022

Adjusted for:

Impact of income tax rate adjustments on deferred taxes	36	—	—

Gain on significant disposal	(68)	—	—

Operating earnings(1)	2 234	1 692	2 022

Refining and Product Supply	1 864	1 385	1 758

Marketing	370	307	264

Cash flow from operations(1)	2 872	2 178	2 618

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Product Supply contributed operating earnings of $1.864 billion in 2015, compared with $1.385 billion in 2014. The increase was primarily due to an increase in benchmark gasoline cracking margins and higher refinery production bolstered by the positive impacts of the weaker Canadian dollar, slightly offset by weaker distillate benchmark cracking margins. In addition, 2015 included lower operating expenses driven by lower energy expenses, the impact of cost reduction initiatives, lower environmental expense and lower maintenance activity, partially offset by higher share-based compensation expense.

30   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Marketing operations contributed $370 million to operating earnings in 2015, compared to $307 million in 2014, due mainly to stronger retail and lubricant margins.

Cash flow from operations was $2.872 billion in 2015, compared to $2.178 billion in 2014, due primarily to the same factors that impacted operating earnings.

Volumes

Year ended December 31	2015	2014	2013

Crude oil processed (mbbls/d)

Eastern North America	208.1	199.2	201.7

Western North America	224.0	228.3	229.6

Total	432.1	427.5	431.3

Refinery utilization(1)(2) (%)

Eastern North America	94	90	91

Western North America	93	95	96

Total	94	93	94

Refined Product Sales (mbbls/d)

Gasoline	246.2	243.4	247.4

Distillate	198.0	199.7	209.8

Other	79.1	88.6	85.7

	523.3	531.7	542.9

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery utilization in Eastern North America averaged 94% in 2015, compared with 90% in 2014. The increase from the prior year was primarily due to fewer planned maintenance events at Montreal and Sarnia.

Refinery utilization in Western North America averaged 93% in 2015, compared to 95% in 2014. The decrease from the prior year was primarily due to increased maintenance events in 2015 at the Edmonton refinery and lower demand for refined products in Western North America.

Total sales of refined petroleum products decreased to an average of 523,300 bbls/d in 2015, compared to 531,700 bbls/d in 2014, primarily due to lower demand in Western North America.

Prices and Margins

Refining and Product Supply prices and margins for refined products were higher in 2015 compared to 2014.

•
In 2015, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO basis of accounting, had a negative impact on net earnings of approximately $286 million after-tax, compared to $290 million after-tax in 2014.

•
Refining margins were also higher due to strong location differentials, the positive impact of the weaker Canadian dollar, partially offset by the impacts of narrower inland crude differentials, relative to WTI, and weaker distillate benchmark margins in 2015.

Marketing margins increased primarily due to higher margins for retail and lubricants channels.

Expenses and Other Factors

Operating expenses were lower in 2015 compared to 2014, primarily due to lower energy costs as a result of lower natural gas prices, the impact of cost reduction initiatives, lower maintenance costs, and lower environmental remediation expense. DD&A expense increased due to a larger asset base, while transportation expense was relatively unchanged between years.

Planned Maintenance

The company has scheduled two planned maintenance events at the Commerce City refinery, both with an expected duration of two weeks in each of the first and second quarters of 2016. The Sarnia refinery has a seven-week planned maintenance event in the second quarter of 2016, a four-week planned maintenance event in the third quarter and a one-week planned maintenance event in the fourth quarter of 2016. The Montreal refinery has a six-week planned maintenance event in the second quarter of 2016. The impacts of this planned maintenance are included in the company's guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2015 Highlights

•
The company completed construction of the 100 MW Cedar Point wind farm in the fourth quarter of 2015.

•
The company entered into partnership agreements whereby the Aamjiwnaang First Nation acquired a 25% interest in the 40 MW Adelaide wind facility, and NextEra Energy Canada acquired a 50% interest in the Cedar Point wind facility, which began commercial operations in 2015.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the

SUNCOR ENERGY INC. ANNUAL REPORT 2015    31

impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support planned production growth.

The Renewables business added 100 MW of gross installed capacity in 2015 through completion of the Cedar Point wind farm and also exchanged its interests in the Kent Breeze and Wintering Hills wind farms with TransAlta for the Poplar Creek cogeneration facilities, which support Oil Sands Base operations. Suncor also invested in a biodiesel plant, which is expected to be producing by the end of the first quarter of 2016.

Financial Highlights

Year ended December 31 ($ millions)	2015	2014	2013

Net loss	(2 647)	(1 422)	(1 151)

Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 930	722	521

Restructuring charges	57	—	—

Impact of income tax rate adjustments on deferred income taxes	(5)	—	—

Operating (loss) earnings(1)	(665)	(700)	(630)

Renewable Energy	56	78	72

Energy Trading	36	66	116

Corporate	(799)	(850)	(785)

Eliminations	42	6	(33)

Cash flow used in operations(1)	(287)	(429)	(78)

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2015	2014	2013

Power generation marketed (net gigawatt hours)	407	411	430

Ethanol production (thousands of m3)	418	412	415

Suncor's Renewable Energy assets contributed operating earnings of $56 million in 2015, compared to $78 million in 2014. The decrease was primarily due to narrower margins on ethanol sales driven by lower ethanol fuel prices and higher feedstock costs, partially offset by higher ethanol production.

Energy Trading

Energy Trading activities contributed operating earnings of $36 million in 2015, compared to $66 million in 2014. The decrease in operating earnings was primarily due to lower gains on natural gas strategies due to weaker natural gas prices, lower gains on crude trading strategies as a result of weaker location spreads and the recording of an onerous contract related to the company's rail transportation strategy in 2015.

Corporate

Corporate incurred an operating loss of $799 million in 2015, compared with an operating loss of $850 million in 2014. The decrease in the operating loss was primarily a result of cost reduction initiatives, partially offset by increased share-based compensation expense. Suncor capitalized $447 million of its borrowing costs in 2015 as part of the cost of major development assets and construction projects in progress, compared to $431 million in the prior year. The increase was driven by the ramp up of construction at Fort Hills and the acquisition of an additional 10% working interest in the project.

Eliminations

Eliminations reflect the elimination or realization of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2015, $42 million of after-tax intersegment profit was realized, compared to $6 million of after-tax intersegment profit realized in 2014.

32   SUNCOR ENERGY INC. ANNUAL REPORT 2015

5. FOURTH QUARTER 2015 ANALYSIS

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2015	2014

Net (loss) earnings

Oil Sands	(616)	180

Exploration and Production	(1 263)	198

Refining and Marketing	498	173

Corporate, Energy Trading and Eliminations	(626)	(467)

Total	(2 007)	84

Operating (loss) earnings(1)

Oil Sands	(230)	180

Exploration and Production	(50)	198

Refining and Marketing	498	173

Corporate, Energy Trading and Eliminations	(244)	(165)

Total	(26)	386

Cash flow from (used in) operations(1)

Oil Sands	467	875

Exploration and Production	257	401

Refining and Marketing	596	240

Corporate, Energy Trading and Eliminations	(26)	(24)

Total	1 294	1 492

Production volumes (mboe/d)

Oil Sands	470.6	419.3

Exploration and Production	112.3	138.3

Total	582.9	557.6

(1)
Non-GAAP financial measures. Operating earnings and cash flow from operations are reconciled below. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net loss for the fourth quarter of 2015 was $2.007 billion, compared with net earnings of $84 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described in the segmented analysis below. Other items affecting net earnings over these periods included:

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
The after-tax unrealized foreign exchange losses on the revaluation of U.S. dollar denominated debt were $382 million for the fourth quarter of 2015, compared to $302 million for the fourth quarter of 2014.

Cash Flow from Operations

Consolidated cash flow from operations was $1.294 billion for the fourth quarter of 2015 compared to $1.492 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings in the segmented analysis described below.

Segmented Analysis

Oil Sands

Operating losses for the fourth quarter of 2015 were $230 million, compared to operating earnings of $180 million in the prior year quarter. The decrease was primarily due to lower price realizations as a result of lower crude oil benchmark prices, partially offset by increased production from Oil Sands operations, lower operating and transportation expenses as a result of the impact of cost reduction initiatives, lower unplanned maintenance activities, lower natural gas prices and lower royalties.

Production volumes for Oil Sands operations increased to 439,700 bbls/d in the fourth quarter of 2015, compared to 384,200 bbls/d in the prior year quarter. The increase was primarily due to reliable operations across all assets, compared to the prior year quarter that was impacted by unplanned maintenance at Upgrader 2 and on certain utility assets impacting upgrading and extraction.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    33

Suncor's share of Syncrude production decreased to 30,900 bbls/d in the fourth quarter of 2015, compared to 35,100 bbls/d in the prior year quarter. The decrease was primarily due to unplanned maintenance activities associated with sulphur removal and water treatment assets, and an unplanned coker maintenance event that began late in the quarter.

Exploration and Production

Exploration and Production operating losses were $50 million in the fourth quarter of 2015, compared to operating earnings of $198 million in the fourth quarter of 2014. Operating earnings decreased primarily due to lower price realizations and lower East Coast Canada and Buzzard production, partially offset by additional production from Golden Eagle.

Production volumes were 112,300 boe/d in the fourth quarter of 2015, compared to 138,300 boe/d in the fourth quarter of 2014. The decrease was primarily due to expected natural declines at Terra Nova and Hibernia, a planned turnaround at Hibernia, unplanned maintenance at Terra Nova, Libyan production being substantially shut in and decreased production at Buzzard, partially offset by increased production at Golden Eagle.

Refining and Marketing

Refining and Marketing operating earnings were $498 million in the fourth quarter of 2015, compared to operating earnings of $173 million for the fourth quarter of 2014. The increase was primarily due to higher gasoline benchmark cracking margins, and higher location differentials supported by the positive impact of the weaker Canadian dollar, partially offset by lower distillate cracking margins, lower throughput and the impact of narrower inland crude differentials. In addition, the fourth quarter of 2015 included lower operating expenses driven by lower maintenance costs, lower environmental expenses and the impact of cost reduction initiatives, partially offset by higher share-based compensation expense.

Refinery crude throughput decreased in the fourth quarter of 2015, resulting in an average refinery utilization of 93%, compared to 95% in the prior year quarter. The decrease was primarily due to planned and unplanned maintenance work at the Edmonton refinery and a four-week planned maintenance event at the Montreal refinery that was completed at the beginning of the fourth quarter of 2015, partially offset by an eight-week planned maintenance event at the Sarnia refinery in the prior year quarter.

Corporate, Energy Trading and Eliminations

Operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2015 was $244 million, compared to a $165 million loss in the fourth quarter of 2014. The increase in operating loss was due primarily to increased share-based compensation expense and lower realization of previously eliminated after-tax intersegment profit, partially offset by lower overall spending as a result of cost reduction initiatives.

34   SUNCOR ENERGY INC. ANNUAL REPORT 2015

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014

Total production (mboe/d)

Oil Sands	470.6	458.4	448.7	475.6	419.3	441.1	403.1	424.4

Exploration and Production	112.3	107.7	111.2	126.8	138.3	78.2	115.3	120.9

	582.9	566.1	559.9	602.4	557.6	519.3	518.4	545.3

Revenues and other income

Operating revenues, net of royalties	6 499	7 485	8 095	7 129	8 899	10 175	10 446	10 342

Other income	94	72	49	257	192	98	203	135

	6 593	7 557	8 144	7 386	9 091	10 273	10 649	10 477

Net (loss) earnings	(2 007)	(376)	729	(341)	84	919	211	1 485

per common share – basic (dollars)	(1.38)	(0.26)	0.50	(0.24)	0.06	0.63	0.14	1.01

per common share – diluted (dollars)	(1.38)	(0.26)	0.50	(0.24)	0.06	0.62	0.14	1.01

Operating (loss) earnings(1)	(26)	410	906	175	386	1 306	1 135	1 793

per common share – basic(1) (dollars)	(0.02)	0.28	0.63	0.12	0.27	0.89	0.77	1.22

Cash flow from operations(1)	1 294	1 882	2 155	1 475	1 492	2 280	2 406	2 880

per common share – basic(1) (dollars)	0.90	1.30	1.49	1.02	1.03	1.56	1.64	1.96

ROCE(1) (%) for the twelve months ended	0.6	5.1	7.2	5.8	8.6	9.4	10.1	12.6

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(382)	(786)	178	(940)	(302)	(394)	282	(308)

Common share information (dollars)

Dividend per common share	0.29	0.29	0.28	0.28	0.28	0.28	0.23	0.23

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	35.72	35.69	34.40	37.01	36.90	40.53	45.50	38.61

New York Stock Exchange (US$)	25.80	26.72	27.52	29.25	31.78	36.15	42.63	34.96

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter of 2015. Cash flow from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of each Quarterly Report issued by Suncor in respect of the relevant quarter for 2015.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    35

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2015	Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014

WTI crude oil at Cushing	US$/bbl	42.15	46.45	57.95	48.65	73.15	97.20	103.00	98.70

Brent crude oil at Sullom Voe	US$/bbl	44.70	51.20	63.50	55.15	77.00	103.40	109.75	107.80

Dated Brent/Maya FOB price differential	US$/bbl	10.35	8.50	8.15	11.05	10.05	12.50	13.85	18.45

MSW at Edmonton	Cdn$/bbl	53.55	52.35	68.05	52.25	75.95	97.45	105.90	100.10

WCS at Hardisty	US$/bbl	27.70	33.25	46.35	33.90	58.90	77.00	82.95	75.55

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.50	13.20	11.60	14.75	14.25	20.20	20.05	23.15

Condensate at Edmonton	US$/bbl	41.65	44.20	57.95	45.60	70.55	93.45	105.15	102.65

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.45	2.90	2.55	2.75	3.60	4.00	4.65	5.70

Alberta Power Pool Price	Cdn$/MWh	21.20	26.05	57.25	29.15	30.55	63.90	42.30	61.75

New York Harbor 3-2-1 crack(1)	US$/bbl	13.60	22.25	23.85	19.20	16.15	20.50	21.55	20.40

Chicago 3-2-1 crack(1)	US$/bbl	13.90	23.95	20.30	16.00	14.40	17.50	19.40	18.35

Portland 3-2-1 crack(1)	US$/bbl	17.90	28.75	32.55	21.50	12.45	24.60	26.10	17.40

Gulf Coast 3-2-1 crack(1)	US$/bbl	11.05	21.55	22.90	18.00	10.15	19.10	19.55	17.15

Exchange rate	US$/Cdn$	0.75	0.76	0.81	0.81	0.88	0.92	0.92	0.91

Exchange rate (end of period)	US$/Cdn$	0.72	0.75	0.80	0.79	0.86	0.89	0.94	0.90

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as planned coker maintenance in the spring and fall of 2015 and 2014, planned maintenance that occurred at Terra Nova in 2015, unplanned maintenance in upgrading and extraction during the second and fourth quarters of 2014, and a weather-related site-wide power outage in the third quarter of 2014.

Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded on the company's interest in the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty in the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
The company recorded a $406 million income tax recovery in 2015 in the E&P segment related to a 12% decrease in the U.K. tax rate.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

•
In the third quarter of 2014, the company recorded a current income tax expense adjustment and associated interest expense of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

•
In the second quarter of 2014, Joslyn mining project development activities were scaled back to focus on engineering studies to further optimize the Joslyn resource. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    37

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2015	2014	2013

Oil Sands	4 181	3 826	4 311

Exploration and Production	1 459	1 819	1 483

Refining and Marketing	821	1 021	890

Corporate, Energy Trading and Eliminations	206	295	93

Total	6 667	6 961	6 777

Less: capitalized interest on debt	(447)	(431)	(397)

	6 220	6 530	6 380

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2015 ($ millions)	Sustaining	Growth	Total

Oil Sands Base	1 056	261	1 317

In Situ	603	19	622

Oil Sands Ventures	98	1 844	1 942

Oil Sands	1 757	2 124	3 881

Exploration and Production	20	1 305	1 325

Refining and Marketing	766	44	810

Corporate, Energy Trading and Eliminations	59	145	204

	2 602	3 618	6 220

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In 2015, Suncor spent $6.220 billion on property, plant and equipment and exploration activities, and capitalized $447 million of interest on debt towards major development assets and construction projects. Activity in 2015 included the following:

Oil Sands Base

Oil Sands Base capital expenditures were $1.317 billion, of which $1.056 billion was directed towards sustaining activities as the company continued to progress reliability, safety and environmental sustainment projects. Sustaining capital expenditures were primarily related to planned maintenance in the spring and fall of 2015, purchases of mine haul trucks, and a number of reliability and sustainment projects across the operations.

During 2015, the company reached an agreement with TransAlta to exchange Suncor's Kent Breeze and its 51% share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. As part of the agreement, Suncor has entered into a 15-year lease to acquire two gas turbine generators and heat recovery steam generators at Poplar Creek, for $303 million. This transaction has been accounted for as a business combination and no cash was exchanged on transfer.

Oil Sands Base growth capital of $261 million was focused on logistical and storage assets which will support market access for Fort Hills' bitumen.

38   SUNCOR ENERGY INC. ANNUAL REPORT 2015

In Situ

In Situ capital expenditures were $622 million, of which $603 million was directed towards sustaining capital expenditures. Sustaining capital in 2015 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline, and planned Firebag maintenance activities.

Growth capital of $19 million in 2015 related to MacKay River debottlenecking activities.

Oil Sands Ventures

Oil Sands ventures growth capital expenditures were $1.844 billion in 2015, primarily related to the Fort Hills mining project expenditures, which were directed towards engineering, procurement, module fabrication and site construction. All critical milestones were substantially achieved on the Fort Hills project in 2015. Detailed engineering is 96% complete, while construction is more than 50% complete. Suncor completed the purchase of an additional 10% working interest in the Fort Hills project from Total E&P for $360 million, which increases the company's working interest in the project to 50.8%. Following closing, Suncor spent an additional $62 million of capital expenditures as a result of the increase in working interest.

Suncor's share of capital expenditures for the Syncrude joint operation in 2015 was $98 million of sustaining capital, which included expenditures for the spring 2015 turnaround and for a centrifuge to process mature fine tailings.

Exploration and Production

Exploration and Production capital and exploration expenditures were $1.325 billion in 2015, of which $1.305 billion was directed towards growth and exploration.

Growth spending included $545 million for Hebron, as construction of the project continued throughout 2015, with first oil expected in late 2017. Effective January 1, 2016, Suncor's working interest in the Hebron project has been reset. As a result, Suncor's working interest in the project decreased from 22.729% to 21.034%, with Suncor to be reimbursed for costs incurred to December 31, 2015.

Growth spending also related to continued development drilling at Golden Eagle, the HSEU and SWRX projects, which leverage existing facilities and infrastructure. Spending also related to exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia, appraisal drilling on the operated Beta prospect in Norway as well as other exploration drilling in the North Sea.

Refining and Marketing

Refining and Marketing spent $810 million on capital expenditures in 2015, of which $766 million was directed to sustaining activities focused on planned maintenance events at the company's refineries and in its retail business on the ongoing sustainment of operations, as well as improvements to an existing pipeline to connect the Denver refinery with crude supply.

Growth spending of $44 million was primarily spent on modifications made to the Montreal refinery in support of the Enbridge Line 9 reversal.

Significant Growth Projects Update(1)(2)

At December 31, 2015	Working Interest (%)	Description	Cost Estimate ($ millions)	Project Spend to Date ($ millions)	Expected First Oil Date(3)

Operated

Fort Hills(4)	50.80	91.4 mbbls/d	6 500	3 159	Q4 2017

Non-operated(5)(6)

Hebron	22.73	34.2 mboe/d	2 800 (+/-10%)	1 774	Q4 2017

(1)
Cost Estimate and Project Spend to Date figures reflect post-sanction estimates and expenditures, excluding capitalized interest.

(2)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

(3)
Expenditures to complete the project may extend beyond the first oil date.

(4)
Fort Hills cost estimate increase is due to acquisition of additional 10% in the fourth quarter of 2015.

(5)
Cost and first oil estimates are provided by the operator.

(6)
Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.729% to 21.034%, reducing Suncor's share of estimated production to 31.6 mboe/d.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    39

The table above summarizes major growth projects that have been sanctioned for development by the company. Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce bitumen product that is sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned gross production capacity of 180,000 bbls/d within twelve months. Project activities in 2016 are expected to focus on completing procurement for all areas except mining and completing construction in the ore processing plant, extraction and infrastructure areas. In the fourth quarter of 2015, Suncor acquired an additional 10% working interest in the Fort Hills oil sands project from Total E&P for $360 million.

The co-owners for the Hebron project sanctioned development on December 31, 2012. The Hebron field includes a gravity-based structure design supporting an expected gross oil production rate of 150,000 bbls/d. Project activity in 2016 is expected to focus on construction of the gravity-based structure and topsides.

Other Capital Projects

Suncor also anticipates 2016 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2016, plans for sustaining capital continue to focus on planned maintenance, which includes a turnaround on Upgrader 2, maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, and tailings management operations.

Growth capital will continue to focus on logistical and storage assets which will support market access for Fort Hills' bitumen.

Oil Sands Ventures

Sustaining capital expenditures in 2016 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities and maintaining production capacity.

Exploration and Production

For 2016, growth capital will continue to focus on development drilling at Hibernia, HSEU and White Rose within E&P Canada as well as focus on the continuation of Golden Eagle development drilling. E&P Canada growth capital also includes exploration drilling in the Shelburne Basin.

Refining and Marketing

The company expects that sustaining capital will focus on planned maintenance events and routine asset replacement.

40   SUNCOR ENERGY INC. ANNUAL REPORT 2015

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2015	2014	2013

Net cash from (used in)

Operating activities	6 884	8 936	10 100

Investing activities	(6 771)	(6 863)	(6 533)

Financing activities	(1 854)	(1 872)	(2 832)

Foreign exchange gain on cash and cash equivalents	295	92	82

(Decrease) increase in cash and cash equivalents	(1 446)	293	817

Cash and Cash equivalents, end of year	4 049	5 495	5 202

Return on Capital Employed (%)(1)(2)

Excluding major projects in progress	0.6	8.6	11.5

Including major projects in progress	0.5	7.5	9.9

Net debt to cash flow from operations(2) (times)	1.7	0.9	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	(1.8)	6.6	9.5

Cash flow from operations basis(2)(4)	9.3	15.5	16.8

(1)
Non-GAAP financial measure. ROCE is reconciled in the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow from Operating Activities

Cash flow from operating activities was $6.884 billion in 2015 compared to $8.936 billion in 2014. The decrease was primarily due to significantly lower upstream price realizations consistent with the decline in benchmark crude oil prices, partially offset by strong Oil Sands operations production due to improved reliability, a strong downstream pricing environment and lower operating costs companywide.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $6.771 billion in 2015 compared to $6.863 billion in 2014. The decrease in net cash flow used in 2015 was primarily due to a reduction in the capital spending program in response to the declining commodity price environment. This was partially offset by the acquisition of an additional 10% working interest in the Fort Hills oil sands project from Total E&P for $360 million.

Cash Flow used in Financing Activities

Cash flow used in financing activities was $1.854 billion in 2015 compared to $1.872 billion in 2014. The decrease in cash flow used in 2015 was primarily due to a decrease in the share buyback program that was suspended, partially offset by no new debt issuances in 2015 and an increase in dividends paid.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Management believes the company will have the capital resources to fund its planned 2016 capital spending program of $6.0 to $6.5 billion, which includes the incremental 10% share of the Fort Hills project acquired in 2015, the sustaining capital costs and dividend requirements associated with the acquisition of COS, detailed below, and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    41

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

On October 5, 2015, Suncor made an offer to acquire all of the outstanding common shares of COS for 0.25 of a common share of Suncor for each common share of COS. COS has a 36.74% interest in Syncrude and had an estimated 485 million shares outstanding at December 31, 2015. In February 2016, Suncor acquired 84.2% of the shares of COS for consideration of 0.28 of a Suncor share for each COS share. The transaction valued COS at $6.9 billion at the time of the acquisition, which represented the market value of Suncor common shares exchanged and $2.6 billion of COS net debt. COS subsequently called a shareholder meeting for March 21, 2016, at which time the remaining COS shares can be acquired by Suncor pursuant to a subsequent acquisition transaction.

The acquisition, and subsequent planned acquisition, of the shares of COS will impact Suncor's liquidity and capital resources. At January 31, 2016, COS had approximately $1.5 billion of U.S. dollar denominated debt and $550 million drawn on a credit facility. The first scheduled debt repayment is US$500 million in 2019. The acquisition, when complete, is anticipated to result in Suncor issuing a total of 136 million common shares in February and March of 2016, which at the current dividend payment would result in an annual incremental $157 million of dividends paid by Suncor. The incremental ownership is expected to provide additional cash flow from operating activities and result in increased sustaining capital expenditures of approximately $250 million for 2016. Suncor's ultimate net cash flows will depend on the performance of the underlying Syncrude asset as well as other factors, such as prices received for SCO.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $4.049 billion at December 31, 2015 are short-term investments with weighted average terms to maturity of approximately 10.5 days. In 2015, the company earned approximately $30.2 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2015 was $870 million, an increase from $739 million in 2014 primarily due to the weakening of the Canadian dollar.

Available lines of credit at December 31, 2015 increased to $7.034 billion, compared to $4.136 billion at December 31, 2014, primarily due to a new US$2.0 billion credit facility added in the first quarter of 2015 that matures in the second quarter of 2019.

A summary of total and unutilized credit facilities is as follows:

($ millions)	2015

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2017	1 600

Fully revolving for a period of four years and expires in April 2019	5 768

Can be terminated at any time at the option of the lenders	165

Total credit facilities	9 533

Credit facilities supporting outstanding commercial paper	(748)

Credit facilities supporting standby letters of credit	(1 569)

Total unutilized credit facilities(1)	7 216

(1)
Available credit facilities for general purposes were $7 034 million at December 31, 2015 (December 31, 2014 – $4 136 million).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2015, total debt to total debt plus shareholders' equity was 28% (December 31, 2014 – 24%). The company is currently in

42   SUNCOR ENERGY INC. ANNUAL REPORT 2015

compliance with all operating covenants as at December 31, 2015.

At December 31 ($ millions, except as noted)	2015	2014

Short-term debt	747	806

Current portion of long-term debt	70	34

Long-term debt	14 486	12 489

Total debt	15 303	13 329

Less: Cash and cash equivalents	4 049	5 495

Net debt	11 254	7 834

Shareholders' equity	39 039	41 603

Total debt plus shareholders' equity	54 342	54 932

Total debt to total debt plus shareholders' equity (%)	28	24

Change in Net Debt

($ millions)

Net debt – December 31, 2014	7 834

Increase in net debt	3 420

Net debt – December 31, 2015	11 254

Change in net debt

Cash flow from operations	6 806

Capital and exploration expenditures and other investments	(6 685)

Proceeds from disposal of assets	277

Acquisitions	(360)

Dividends less proceeds from exercise of share options	(1 553)

Change in non-cash working capital	75

Foreign exchange on cash, debt and other balances	(1 980)

(3 420)

At December 31, 2015, Suncor's net debt was $11.254 billion, compared to $7.834 billion at December 31, 2014. During 2015, net debt increased by $3.420 billion, largely due to the impact of the weaker Canadian dollar relative to the U.S. dollar on the valuation of U.S. denominated debt and dividend payments, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

For the year ended December 31, 2015, the company's net debt to cash flow from operations measure was 1.7 times, which met management's target of less than 2.0 times.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

In the first quarter of 2016, Moody's Investors Service downgraded the company's long-term senior debt rating from A3 (negative outlook) to Baa1 (stable outlook), and confirmed the company's short-term U.S. commercial paper program at P2.

As at February 25, 2016, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Credit Watch

Dominion Bond Rating Service	A (low	)	Review

Moody's Investors Service	Baa1		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2015 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2015 (thousands)

Common shares	1 446 013

Common share options – exercisable and non-exercisable	17 527

Common share options – exercisable	11 563

As at February 22, 2016, the total number of common shares outstanding was 1,544,964,541 and the total

SUNCOR ENERGY INC. ANNUAL REPORT 2015    43

number of exercisable and non-exercisable common share options outstanding was 35,835,232. Once exercisable, each outstanding common share option is convertible into one common share. Suncor expects to issue an additional 21.4 million shares to COS shareholders in March 2016 pursuant to a subsequent acquisition transaction.

Share Repurchases

The company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015.

During 2015, the company repurchased 1,229,579 common shares at an average price of $34.94 per share, for a total repurchase cost of $43 million.

Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 43,375,481 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid in relation to the 2015 NCIB, without charge, by contacting Investor Relations.

Since commencing its share buyback program in 2011, Suncor has purchased 156.7 million common shares for a total return to shareholders of $5.340 billion under this program.

At December 31 ($ millions, except as noted)	2015	2014	2013	2012

Share repurchase activities (thousands of common shares)

Shares repurchased	1 230	42 027	49 492	46 862

Share repurchase cost ($ millions)

Repurchase cost	43	1 671	1 675	1 452

Option premiums received	—	—	—	(1)

	43	1 671	1 675	1 451

Weighted average repurchase price per share, net of option premiums (dollars per share)	34.93	39.76	33.84	30.96

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

44   SUNCOR ENERGY INC. ANNUAL REPORT 2015

	Payment due by period
($ millions)	2016	2017	2018	2019	2020	2021 and beyond	Total

Fixed and revolving term debt(1)	1 467	707	3 876	551	551	17 277	24 429

Finance lease obligations	57	58	62	28	31	1 028	1 264

Decommissioning and restoration costs(2)	388	429	520	601	535	7 395	9 868

Operating lease agreements, pipeline capacity and energy services commitments(3)	2 337	1 653	1 479	1 288	1 180	10 253	18 190

Exploration work commitments	1	83	145	128	125	112	594

Other long-term obligations(4)	3	20	10	19	19	19	90

Total	4 253	2 950	6 092	2 615	2 441	36 084	54 435

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into various pipeline commitments which are awaiting regulatory approval. In the event regulatory approval is not obtained, Suncor has committed to reimburse certain costs to the service provider.

(4)
Includes the Libya ESPA signature bonus and merger consent. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 30 to the 2015 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions. For the year ended December 31, 2015, the pre-tax earnings impact for risk management activities was a gain of $93 million (2014 – pre-tax gain of $176 million).

The company's Energy Trading business uses crude oil, natural gas, refined products and other derivative contracts to generate net earnings. For the year ended December 31, 2015, the pre-tax earnings impact for Energy Trading activities was a gain of $28 million (2014 – pre-tax gain of $173 million).

Assets Available for Sale relate to the company's investment in Pioneer Energy. As a result of an agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price. This transaction was completed in 2015.

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    45

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts, outstanding – January 1, 2014	(138)	(1)	(139)

Fair value of contracts realized during the year	(15)	(65)	(80)

Changes in fair value during the year	173	176	349

Fair value of contracts, outstanding – December 31, 2014	20	110	130

Fair value of contracts realized during the year	(66)	(183)	(249)

Changes in fair value during the year	28	93	121

Fair value outstanding – December 31, 2015	(18)	20	2

The fair value of derivative contracts are recorded in the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2015	2014

Accounts receivable	90	211

Accounts payable	(88)	(81)

	2	130

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in the company's 2015 audited Consolidated Financial Statements.

46   SUNCOR ENERGY INC. ANNUAL REPORT 2015

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Suncor's significant accounting policies are described in note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2015.

Recently Announced Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in International Accounting Standard (IAS) 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases as finance leases on the balance sheet. IFRS 16 effectively treats all leases as finance leases for lessees by removing the classification of leases as either finance or operating leases. Finance lease exemptions exist for short-term leases where the term is twelve months or less and for leases of low value items. The accounting treatment for lessors remains the same, which provides the choice of classifying a lease as either a finance or operating lease. IFRS 16 is effective January 1, 2019, with earlier application permitted. The company is currently assessing the impact of this standard.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Significant accounting estimates are those estimates that require management to make assumptions about matters

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that are highly uncertain at the time the estimate is made, and those estimates where changes in significant assumptions that are within a range of reasonably possible outcomes would have a material impact on the company's financial condition, changes in financial condition or financial performance.

Significant judgments are those judgments made by management in the process of applying the company's accounting policies and that have the most significant impact on the amounts recognized in the audited Consolidated Financial Statements.

Significant accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. The following are the significant accounting estimates used in the preparation of Suncor's December 31, 2015 audited Consolidated Financial Statements.

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2015 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2015, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying reserves. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, reserves quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Project Development

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units (CGU)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Regardless of any indication of impairment, the company must complete an annual impairment assessment for any CGU, or group of CGUs, whose net carrying value includes indefinite-life intangible assets or an allocation of goodwill. For Suncor, this includes impairment assessments of the Oil Sands segment as at December 31, 2015 and the Refining

48   SUNCOR ENERGY INC. ANNUAL REPORT 2015

and Marketing segment as at October 31, 2015, which determined that the underlying CGUs were not impaired.

During 2015, an impairment indicator existed due to a significant decline in benchmark crude prices, and as such, the company completed impairment assessments for its CGUs in the Oil Sands and Exploration and Production segments as at December 31, 2015. Impairments were recorded on both Oil Sands and Exploration and Production assets.

Refer to note 9 to the 2015 audited Consolidated Financial Statements for impairments recorded during 2015.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Suncor's provision for decommissioning and restoration costs increased by $1.0 billion in 2015 to $9.9 billion on an undiscounted basis and increased by $0.4 billion to $5.5 billion on a discounted basis. The most significant change in the provision is related to a change in the discount rate, increased disturbance and an increase in certain cost estimates in the Oil Sands and Exploration and Production segments. The provision also increased due to a decrease in the average credit-adjusted discount rate (2015 – 4.37%; 2014 – 3.93%).

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

The fair value of plan assets is determined using market values. The estimated rate of return on plan assets in the portfolio considers the current level of returns on fixed income assets, the historical level of risk premium associated with other asset classes and the expected future returns on all asset classes. The discount rate assumption is based on the year-end interest rates for high-quality bonds that mature at times concurrent with the company's benefit obligations. The estimated rate for compensation increases is based on management's judgment.

Actuarial valuations are subject to management's judgment. Actuarial gains and losses comprise changes to assumptions related to discount rates, expected return on plan assets and annual rates for compensation increases. They are accounted for on a prospective basis and may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

The company is involved in litigation and claims in the normal course of operations. As at December 31, 2015, management believes the result of any settlements related to such litigation or claims would not materially affect the financial position of the company.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and potentially a material increase or decrease in the company's assets, liabilities and net earnings.

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Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities, and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for financial and operational decisions. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Where the company has a direct ownership interest in jointly controlled assets and obligations for the liabilities of a joint arrangement, such joint arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenue and expenses is included in the consolidated financial statements.

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

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10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The company's enterprise risk committee (ERC), comprised of senior representatives from business and functional groups across Suncor, oversees entity-wide processes to identify, assess and report on the company's principal risks.

Volatility of Commodity Prices

Our financial performance is closely linked to prices for crude oil in our upstream business and prices for refined petroleum products in our downstream business, and, to a lesser extent, to natural gas prices in our upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond our control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by the Organization of Petroleum Export Countries (OPEC) members, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional and synthetic crude oil.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected primarily by supply and demand, and by prices for alternative energy sources. Decreases in refined product margins or increases in natural gas prices could have a material adverse effect on Suncor's financial condition and reserves.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's reserves include significant quantities of bitumen and synthetic crude oil that trade at a discount to light and medium crude oil. Bitumen and synthetic crude oil are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and synthetic crude oil may differ from the benchmark they are priced against. Future quality differentials are uncertain and a significant increase could have a material adverse effect on Suncor's financial condition.

Through the latter half of 2014 and into 2016, world oil prices have declined significantly. A prolonged period of low and/or volatile prices could affect the value of our upstream and downstream assets and the level of spending on growth projects, and could result in the curtailment of production from some properties and/or the impairment of that property's carrying value. Accordingly, low commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Government Policy

Suncor operates under federal, provincial, state and municipal legislation in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection controls, safety performance, the reduction of greenhouse gas (GHG) and other emissions, the export of crude oil, natural gas and other products, the company's interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Changes in government policy or regulation, or interpretation thereof, could impact Suncor's existing and planned projects as well as impose costs on compliance resulting in increased capital expenditures and operating expenses. Changes in government policy or regulation or third party opposition to projects, including Northern Gateway and Energy East proposals, could also have an adverse impact on Suncor's operations. The result of such

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changes can also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals.

Income Taxes

Increases in income taxes, such as the increase in the second quarter of 2015 in the Alberta provincial corporate income tax rate from 10% to 12% effective July 1, 2015, could have a material adverse effect on Suncor's financial condition. Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

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Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

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Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

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Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

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Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Royalties

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other unexpected events. The final determination of these events may have a material impact on the company's royalties expense.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Operational Outages and Major Environmental or Safety Incidents

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation and maintenance of facilities and, therefore, carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

Generally, Suncor's operations are subject to operational hazards and risks such as fires, explosions, blow-outs, power outages, severe winter climate conditions and other extreme weather conditions, railcar incidents or derailment and the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, as follows:

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  Oil Sands operations are susceptible to loss of production, slowdowns, shutdowns or restrictions on our ability to produce higher value products, due to the failure of any one or more of its interdependent component systems;

  •
  For Suncor's upstream businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, ore grade qualities, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases,

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    uncontrollable flows of crude oil, natural gas or well fluids, other accidents, and pollution and other environmental risks. Refer also to Significant Risk Factors and Uncertainties Affecting Reserves Data in the 2015 AIF;

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  E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors, joint venture operators and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of our facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform our planned operations; and

  •
  Suncor's Refining and Marketing operations are also subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including loss of product, slowdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that our insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Regulatory Approval and Compliance

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial or state permits and regulatory approvals. Suncor must also obtain licences to operate certain assets. These processes can involve, among other things, stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

As part of ongoing operations, the company is also required to comply with a large number of environmental, health and safety regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with these regulations may result in the imposition of fines and penalties, production constraints, reputational damage, operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Failure to obtain, comply with or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Project Execution

There are certain risks associated with the execution of our major projects and the commissioning and integration of new facilities within our existing asset base.

Project execution risk consists of three related primary risks:

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Engineering – a failure in the specification, design or technology selection;

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Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

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Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by:

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Failure to comply with Suncor's project implementation model;

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The availability, scheduling and cost of materials, equipment and qualified personnel;

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The complexities associated with integrating and managing contractor staff and suppliers in a confined construction area;

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Our ability to obtain the necessary environmental and other regulatory approvals;

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The impact of general economic, business and market conditions and our ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

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The impact of weather conditions;

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•
Risks relating to restarting projects placed in safe mode, including increased capital costs;

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The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

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Risks associated with offshore fabrication and logistics;

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Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

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The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

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Our ability to complete strategic transactions; and

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The commissioning and integration of new facilities within our existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Fossil Fuel Industry Reputation

Suncor works within an environment characterized by concerns over climate change, with environmental limits seen as a legitimate constraint on economic growth and increased activism and public opposition to fossil fuels. In addition, the social value proposition of resource deployment is being challenged.

Future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry.

Changes in environmental regulation could impact the demand, formulation or quality of our products, or by requiring increased capital expenditures or distribution costs, which may or may not be recoverable in the marketplace. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Climate Change

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor will continue efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of our company are expected to rise as we pursue a growth strategy. Increases in GHG emissions may impact the profitability of our projects, as Suncor may be subject to incremental levies and taxes.

Land Reclamation

There are risks associated specifically with the company's ability to reclaim mature fine tailings, with TROTM or other methods and technologies. Suncor expects that TROTM will help the company reclaim existing tailings ponds by reducing the volumes of fluid fine tailings. The inability of TROTM or any other methods of technology and/or the increase in time to reclaim tailings ponds could increase Suncor's decommissioning and restoration cost estimates.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact our current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. Due to the cumulative nature of the plan development, the impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development, by the other operators in the area and not solely in relation to Suncor's direct impact.

Alberta Environment Water Licences

We currently rely on fresh water, which is obtained under licences from Alberta Environment, to provide domestic and utility water at our Oil Sands operations. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added to these licences. There can be no assurance that the company will not have to pay a fee for the use of water in the future or that any such fees will be reasonable. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor.

There is a risk that future laws or changes to existing laws or regulations could cause capital expenditures and operating expenses to increase or the demand for our products to decrease. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

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Change Capacity

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important to Suncor to deliver value to shareholders and stakeholders. These objectives also demand a large number of improvement initiatives that compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Cost Management

Suncor is exposed to the risk of escalating operating costs. Suncor's inability to successfully manage costs may constrain its ability to execute high-quality projects that deliver lower operating costs. Factors contributing to these risks include, but are not limited to, the skills and resource shortage and the long-term success of existing and new in situ technologies. The risk of escalating operating costs could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Market Access

Suncor anticipates higher production of bitumen in future years, due mainly to production growth from Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances. A shortage of condensate to transport bitumen may cause Suncor's cost to increase due to the need to purchase alternative diluent supplies, thereby increasing the cost to transport bitumen to market and increasing Suncor's operating cost, as well as affecting Suncor's bitumen blend marketing strategy.

There is a risk that constrained market access for oil sands production, due to insufficient pipeline takeaway capacity, growing inland production and refinery outages creates risk of widening differentials that could impact the profitability of product sales, which could have a material adverse effect on our business, financial condition, reserves, results of operations and cash flow.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyberterrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information stored on our information systems. However, these measures and technology may not adequately prevent security breaches. There is a risk that any significant interruption or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance, production, or increased costs, and could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personally identifiable information of our employees and retail customers. Despite Suncor's security measures, Suncor's information technology and infrastructure may be vulnerable to attacks by hackers and cyberterrorists or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise Suncor's networks and the information Suncor stores could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt Suncor's operations and damage Suncor's reputation, which could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

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Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

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A lack of counterparties, due to market conditions or other circumstances, could leave us unable to liquidate or offset a position, or unable to do so at or near the previous market price;

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We may not receive funds or instruments from our counterparty at the expected time or at all;

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•
The counterparty could fail to perform an obligation owed to us;

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Loss as a result of human error or deficiency in our systems or controls; and

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Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Exchange Rate Fluctuations

Our audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and, so, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, and the Canadian dollar and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. In 2015, the Canadian dollar weakened in relation to the U.S. dollar to 0.72 from 0.86.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Interest Rate Risk

We are exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments. We are also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, results of operations and cash flow.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash generated from operations and borrowings. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, our ability to make capital investments and maintain existing properties may be constrained.

If we finance capital expenditures in whole or in part with debt, that may increase our debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, we may require additional debt financing that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its bylaws limit the amount of indebtedness that we may incur; however, we are subject to covenants in our existing bank facilities and seek to avoid an unfavourable cost of debt. The level of our indebtedness, from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect our credit ratings.

We are required to comply with financial and operating covenants under existing credit facilities and debt securities. We routinely review the covenants based on actual and forecast results and have the ability to make changes to our development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company and our subsidiaries. Their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of our credit ratings could be downgraded, which could potentially limit our access to private and public credit markets and increase the company's cost of borrowing. On February 12, 2016, Moody's Investors Service downgraded Suncor's senior unsecured debt from A3 to Baa1. In addition, Suncor's

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outlook has been placed under credit watch by Standard & Poor's and under review by Dominion Bond Rating Service.

Dividends

Our payment of future dividends on our common shares will be dependent on, among other things, our financial condition, results of operations, cash flow, the need for funds to finance ongoing operations, debt covenants and other business considerations as the company's Board considers relevant. There can be no assurance that Suncor will continue to pay dividends in the future.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves, results of operations and cash flow.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Control Environment

Based on their evaluation as of December 31, 2015, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2015, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of political unrest in Libya and Syria, Suncor is not able to monitor the status of in-country assets. Suncor is continually assessing the control environment in Libya and Syria to the extent possible and does not consider the changes in the countries to have had a material impact on the company's overall internal control over financial reporting.

The effectiveness of our internal control over financial reporting as at December 31, 2015 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2015.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

In response to a declining crude price outlook, Suncor issued an update to its 2016 corporate guidance. Suncor's press release dated February 3, 2016, which is also available on suncor.com and sedar.com, provides further details and advisories regarding this update to its corporate guidance.

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12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings for each segment are reconciled to net earnings in the Financial Information section of the MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

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The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenues, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

58   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2015	2014	2013

Adjustments to net earnings

Net earnings		(1 995)	2 699	3 911

Add after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		1 930	722	521

Net interest expense		312	229	228

	A	247	3 650	4 660

Capital employed – beginning of twelve-month period

Net debt		7 834	6 256	6 639

Shareholders' equity		41 603	41 180	39 215

		49 437	47 436	45 854

Capital employed – end of twelve-month period

Net debt		11 254	7 834	6 256

Shareholders' equity		39 039	41 603	41 180

		50 293	49 437	47 436

Average capital employed	B	50 565	48 797	46 981

ROCE – including major projects in progress (%)	A/B	0.5	7.5	9.9

Average capitalized costs related to major projects in progress	C	7 195	6 203	6 502

ROCE – excluding major projects in progress (%)	A/(B-C)	0.6	8.6	11.5

SUNCOR ENERGY INC. ANNUAL REPORT 2015    59

Cash Flow from Operations and Free Cash Flow

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net earnings (loss)	(856)	1 776	2 040	(758)	653	1 000	2 266	1 692	2 022

Adjustments for:

Depreciation, depletion, amortization and impairment	3 583	4 035	2 439	3 106	1 349	1 804	676	635	530

Deferred income taxes	172	(139)	358	(1 235)	(115)	(130)	(21)	(43)	64

Accretion of liabilities	144	140	114	50	44	60	7	7	6

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of derivative contracts	20	(34)	—	—	—	—	60	(82)	1

Loss (gain) on disposal of assets	8	3	—	(5)	(82)	(130)	(109)	(11)	(7)

Share-based compensation	13	22	7	9	8	28	2	4	19

Exploration expenses	—	—	—	255	104	82	—	—	—

Settlement of decommissioning and restoration liabilities	(277)	(324)	(388)	(5)	(20)	(15)	(20)	(20)	(20)

Other	28	(79)	(14)	(31)	(32)	(383)	11	(4)	3

Cash flow from (used in) operations	2 835	5 400	4 556	1 386	1 909	2 316	2 872	2 178	2 618

(Increase) decrease in non-cash working capital	(27)	1 252	1 225	322	201	656	521	(278)	566

Cash flow provided by (used in) operating activities	2 808	6 652	5 781	1 708	2 110	2 972	3 393	1 900	3 184

60   SUNCOR ENERGY INC. ANNUAL REPORT 2015

	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2015	2014	2013	2015	2014	2013

Net (loss) earnings	(2 647)	(1 422)	(1 151)	(1 995)	2 699	3 911

Adjustments for:

Depreciation, depletion, amortization and impairment	135	121	119	7 500	6 140	4 892

Deferred income taxes	160	73	90	(924)	(224)	382

Accretion of liabilities	(4)	7	12	197	198	192

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 967	839	605	1 967	839	605

Change in fair value of derivative contracts	50	(154)	94	130	(270)	95

Gain on disposal of assets	(4)	—	—	(110)	(90)	(137)

Share-based compensation	(6)	72	160	18	106	214

Exploration expenses	—	—	—	255	104	82

Settlement of decommissioning and restoration liabilities	—	—	—	(302)	(364)	(423)

Other	62	35	(7)	70	(80)	(401)

Cash flow (used in) from operations	(287)	(429)	(78)	6 806	9 058	9 412

(Increase) decrease in non-cash working capital	(738)	(1 297)	(1 759)	78	(122)	688

Cash flow (used in) provided by operating activities	(1 025)	(1 726)	(1 837)	6 884	8 936	10 100

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures from cash flow from operations. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity. The following is a reconciliation of free cash flow for Suncor's last three years of operations.

($ millions)	2015	2014	2013

Cash flow from operations	6 806	9 058	9 412

Capital and exploration expenditures	(6 667)	(6 961)	(6 777)

Free Cash Flow	139	2 097	2 635

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    61

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Operating Earnings Reconciliations – Fourth Quarter 2015 and 2014

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings as reported	(616)	180	(1 263)	198	498	173	(626)	(467)	(2 007)	84

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	382	302	382	302

Impairments	386	—	1 213	—	—	—		—	1 599	—

Operating (loss) earnings	(230)	180	(50)	198	498	173	(244)	(165)	(26)	386

62   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Cash Flow from Operations Reconciliations – Fourth Quarter 2015 and 2014

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(616)	180	(1 263)	198	498	173	(626)	(467)	(2 007)	84

Adjustments for:

Depreciation, depletion, amortization and impairment	1 260	709	2 063	297	174	162	32	32	3 529	1 200

Deferred income taxes	(174)	84	(579)	(83)	(36)	(10)	54	60	(735)	51

Accretion of liabilities	38	34	13	11	2	2	(2)	—	51	47

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	386	352	386	352

Change in fair value of derivative contracts	(14)	(32)	—	(2)	(32)	(68)	56	(54)	10	(156)

Gain on disposal of assets	—	—	—	—	(4)	(10)	(1)	—	(5)	(10)

Share-based compensation	21	(5)	3	(1)	11	(2)	35	(4)	70	(12)

Exploration expenses	—	—	41	8	—	—	—	—	41	8

Settlement of decommissioning and restoration liabilities	(37)	(70)	(3)	(3)	(7)	(10)	—	—	(47)	(83)

Other	(11)	(25)	(18)	(24)	(10)	3	40	57	1	11

Cash flow from (used in) operations	467	875	257	401	596	240	(26)	(24)	1 294	1 492

(Increase) decrease in non-cash working capital	(2)	1 542	45	137	436	317	(330)	(1 473)	149	523

Cash flow provided by (used in) operating activities	465	2 417	302	538	1 032	557	(356)	(1 497)	1 443	2 015

SUNCOR ENERGY INC. ANNUAL REPORT 2015    63

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
ICE	Intercontinental Exchange

Forward-Looking Information

The MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "aiming" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's expectations about production volumes and the performance and costs of its assets, including that:

•
The Fort Hills mining project will be developed using traditional open-pit truck and shovel techniques, and solvent-based extraction technology that will allow the mine to produce a bitumen product that can be sold directly to market. The project is scheduled to produce first oil as early as the fourth quarter of 2017 with a ramp up to 90% of its planned gross production capacity of 180,000 bbls/d within twelve months. Project activities in 2016 are expected to focus on completing procurement for all areas except mining and completing construction in the ore processing plant, extraction and infrastructure areas. Suncor's share of the estimated post-sanction project cost is $6.5 billion;

•
The Hebron field includes a gravity-based structure design supporting a gross oil production rate of 150,000 bbls/d (that effective January 1, 2016 decreased from 34,200 boe/d to 31,600 boe/d net to Suncor). Project activity in 2016 is expected to focus on construction of the gravity-based structure and topsides. At sanction, Suncor's share of the post-sanction project cost estimate provided by the project operator was approximately $2.8 billion (+/- 10%). First oil at the Hebron project is expected in late 2017; and

•
The effects of the acquisition of COS.

64   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The anticipated duration and impact of planned maintenance events, including that:

•
A planned turnaround at Upgrader 2, commencing at the end of the first quarter of 2016;

•
A planned four-week maintenance event at Terra Nova has been scheduled for the second quarter of 2016; and

•
The company has scheduled two planned maintenance events at the Commerce City refinery, both with an expected duration of two weeks in each of the first and second quarters of 2016. The Sarnia refinery has a seven-week planned maintenance event in the second quarter of 2016, a four-week planned maintenance event in the third quarter and a one-week planned maintenance event in the fourth quarter of 2016. The Montreal refinery has a six-week planned maintenance event in the second quarter of 2016.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The HSEU and SWRX projects are expected to provide incremental production and extend the productive life of the existing fields;

•
The company's operational excellence initiatives target improving facility utilization and workforce productivity, including a continued focus on upgrader reliability, which are expected to achieve steady production growth while reducing operating costs;

•
For 2016, Oil Sands operations plans to focus on planned maintenance, which includes a turnaround on Upgrader 2, maintaining production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines, and tailings management operations. Growth capital will continue to focus on logistical and storage assets which will support market access for Fort Hills' bitumen;

•
Oil Sands ventures sustaining capital expenditures in 2016 for Syncrude are expected to focus on planned maintenance, development of tailings management facilities and maintaining production capacity;

•
For E&P, and for 2016, growth capital will continue to focus on development drilling at Hibernia, HSEU and White Rose as well as focus on the continuation of Golden Eagle development drilling in the North Sea. E&P also includes exploration drilling in the Shelburne Basin, along with ongoing appraisal of Norwegian discoveries at Beta and Butch; and

•
Sustaining capital for Refining and Marketing will focus on planned maintenance events and routine asset replacement.

Also:

•
Suncor's strategies and commitments, including to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging its competitive differentiators and achieving industry-leading unit costs;

•
Suncor's projects, such as Fort Hills and the COS acquisition, are expected to provide long-term profitability for the company;

•
Bringing the Poplar Creek assets in-house is expected to improve Suncor's overall Oil Sands operations' reliability and profitability;

•
Suncor's expectation that it will drive down costs and focus on improved productivity and reliability, which is expected to help Suncor get the most out of its operations;

•
The company's reductions in its 2016 capital program of $750 million, including the deferral of maintenance at Firebag, which is not expected to impact the company's continued safety, reliability and environmental performance;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's management believes the company will have the capital resources to fund its planned 2016 capital spending program of $6.0 to $6.5 billion, the sustaining capital costs and dividend requirements associated with the acquisition of COS, and meet working capital requirements through existing cash balances and short-term investments, cash flow from operations, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures;

•
If additional capital is required, the company believes adequate additional financing will be available in debt capital markets at commercial terms and rates;

•
Our belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels; and

•
The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces of Alberta, Ontario and Quebec) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original

SUNCOR ENERGY INC. ANNUAL REPORT 2015    65

  position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $642 million, but the company may be required to post cash instead of security in relation to the NORs.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and

66   SUNCOR ENERGY INC. ANNUAL REPORT 2015

timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2015 AIF dated February 25, 2016 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    67

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2016

68   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2015, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2015. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2016

SUNCOR ENERGY INC. ANNUAL REPORT 2015    69

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Suncor Energy Inc.

We have completed the integrated audits of Suncor Energy Inc.'s 2015 and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Suncor Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of comprehensive income, cash flows, and changes in shareholders' equity for each of the two years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Suncor Energy Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the two years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

70   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Report on internal control over financial reporting

We have also audited Suncor Energy Inc.'s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants
Calgary, Alberta

February 24, 2016

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the years ended December 31 ($ millions)	Notes	2015	2014

Revenues and Other Income

Operating revenues, net of royalties	6	29 208	39 862

Other income	7	472	628

		29 680	40 490

Expenses

Purchases of crude oil and products		11 590	17 528

Operating, selling and general	8 and 25	8 607	9 541

Transportation		1 085	985

Depreciation, depletion, amortization and impairment	9 and 16	7 500	6 140

Exploration		478	367

Gain on disposal of assets	35 and 36	(110)	(90)

Financing expenses	10	2 557	1 429

		31 707	35 900

(Loss) Earnings before Income Taxes		(2 027)	4 590

Income Taxes	11

Current		892	2 115

Deferred		(924)	(224)

		(32)	1 891

Net (Loss) Earnings		(1 995)	2 699

Other Comprehensive Income

Items Reclassified to Earnings:

Realized gain on assets available for sale, net of income taxes of $13	35	(85)	—

tems That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		846	304

Unrealized gain on assets available for sale, net of income taxes of $13	35	—	85

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $75		212	(144)

Other Comprehensive Income		973	245

Total Comprehensive (Loss) Income		(1 022)	2 944

Per Common Share (dollars)	12

Net (loss) earnings – basic		(1.38)	1.84

Net (loss) earnings – diluted		(1.38)	1.84

Cash dividends		1.14	1.02

The accompanying notes are an integral part of the consolidated financial statements.

72   SUNCOR ENERGY INC. ANNUAL REPORT 2015

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2015	December 31 2014

Assets

Current assets

Cash and cash equivalents	13	4 049	5 495

Accounts receivable		2 751	4 275

Inventories	15	3 090	3 466

Income taxes receivable		538	680

Total current assets		10 428	13 916

Property, plant and equipment, net	16, 32, 33 and 34	61 151	59 800

Exploration and evaluation	17	1 681	2 248

Other assets	18	1 153	598

Goodwill and other intangible assets	19	3 079	3 083

Deferred income taxes	11	35	26

Total assets		77 527	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	20	747	806

Current portion of long-term debt	20	70	34

Accounts payable and accrued liabilities		5 306	5 704

Current portion of provisions	23	769	752

Income taxes payable		244	1 058

Total current liabilities		7 136	8 354

Long-term debt	20	14 486	12 489

Other long-term liabilities	21	1 573	1 787

Provisions	23	5 339	4 895

Deferred income taxes	11	9 954	10 543

Shareholders' equity		39 039	41 603

Total liabilities and shareholders' equity		77 527	79 671

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Michael W. O'Brien
Director	Director

February 24, 2016

SUNCOR ENERGY INC. ANNUAL REPORT 2015    73

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2015	2014

Operating Activities

Net earnings		(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment		7 500	6 140

Deferred income taxes		(924)	(224)

Accretion		197	198

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 967	839

Change in fair value of derivative contracts		130	(270)

Gain on disposal of assets		(110)	(90)

Share-based compensation		18	106

Exploration		255	104

Settlement of decommissioning and restoration liabilities		(302)	(364)

Other		70	(80)

Decrease (increase) in non-cash working capital	14	78	(122)

Cash flow provided by operating activities		6 884	8 936

Investing Activities

Capital and exploration expenditures		(6 667)	(6 961)

Acquisitions	32, 33 and 34	(360)	(121)

Proceeds from disposal of assets	35	277	224

Other investments		(18)	(64)

Decrease (increase) in non-cash working capital	14	(3)	59

Cash flow used in investing activities		(6 771)	(6 863)

Financing Activities

Net change in debt		(258)	(81)

Repayment of long-term debt		—	(452)

Issuance of long-term debt		—	1 575

Issuance of common shares under share option plans		95	247

Purchase of common shares for cancellation, net of option premiums	24	(43)	(1 671)

Dividends paid on common shares		(1 648)	(1 490)

Cash flow used in financing activities		(1 854)	(1 872)

(Decrease) Increase in Cash and Cash Equivalents		(1 741)	201

Effect of foreign exchange on cash and cash equivalents		295	92

Cash and cash equivalents at beginning of year		5 495	5 202

Cash and Cash Equivalents at End of Year		4 049	5 495

Supplementary Cash Flow Information

Interest paid		881	752

Income taxes paid		1 424	2 697

The accompanying notes are an integral part of the consolidated financial statements.

74   SUNCOR ENERGY INC. ANNUAL REPORT 2015

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013		19 395	598	115	21 072	41 180	1 478 315

Net earnings		—	—	—	2 699	2 699	—

Foreign currency translation adjustment		—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13		—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56		—	—	—	(144)	(144)	—

Total comprehensive income		—	—	389	2 555	2 944	—

Issued under share option plans		323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan		38	—	—	(38)	—	—

Purchase of common shares for cancellation	24	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	24	108	—	—	198	306	—

Share-based compensation		—	42	—	—	42	—

Dividends paid on common shares		—	—	—	(1 490)	(1 490)	—

At December 31, 2014		19 311	609	504	21 179	41 603	1 444 119

Net loss		—	—	—	(1 995)	(1 995)	—

Foreign currency translation adjustment		—	—	846	—	846	—

Realized gain on disposal of assets available for sale, net of income taxes of $13	35	—	—	(85)	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $75					212	212	—

Total comprehensive income (loss)		—	—	761	(1 783)	(1 022)	—

Issued under share option plans		125	(20)	—	—	105	3 124

Issued under dividend reinvestment plan		47	—	—	(47)	—	—

Purchase of common shares for cancellation	24	(17)	—	—	(26)	(43)	(1 230)

Share-based compensation		—	44	—	—	44	—

Dividends paid on common shares		—	—	—	(1 648)	(1 648)	—

At December 31, 2015		19 466	633	1 265	17 675	39 039	1 446 013

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2016.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

Certain of the company's activities are conducted through joint operations, and the consolidated financial statements reflect the company's proportionate share of the joint operations' assets, liabilities, revenue and expenses, on a line-by-line basis.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for financial and operational decisions. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Where the company has a direct ownership interest in jointly controlled assets and obligations for the liabilities of a joint arrangement, such joint arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenue and expenses is included in the consolidated financial statements.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the Company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working-interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Changes in the value of underlifted or overlifted barrels are recognized in revenue when the barrels are settled. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

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(g) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(h) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(i) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

78   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(j) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(k) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

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(l) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(n) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

80   SUNCOR ENERGY INC. ANNUAL REPORT 2015

(p) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(s) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(t) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

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(u) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and as such are recognized in Operating, Selling and General expenses in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2015 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2015, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be

82   SUNCOR ENERGY INC. ANNUAL REPORT 2015

required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including

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forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in International Accounting Standard (IAS) 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low value items. The accounting treatment for lessors remains the same, which provides the choice of classifying a lease as either a finance or operating lease. IFRS 16 is effective January 1, 2019, with earlier application permitted. The company is currently assessing the impact of this standard.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in the Athabasca oil sands in Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project of 50.8% as well as its 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and that they operate in the same geographic area and regulatory environment.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Due to unrest in Libya, the company's production has been substantially shut in.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment

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balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	7 174	10 658	2 524	4 290	19 783	26 482	108	86	29 589	41 516

Intersegment revenues	2 158	3 903	88	425	43	145	(2 289)	(4 473)	—	—

Less: Royalties	(114)	(982)	(267)	(672)	—	—	—	—	(381)	(1 654)

Operating revenues, net of royalties	9 218	13 579	2 345	4 043	19 826	26 627	(2 181)	(4 387)	29 208	39 862

Other income	146	115	150	217	58	151	118	145	472	628

	9 364	13 694	2 495	4 260	19 884	26 778	(2 063)	(4 242)	29 680	40 490

Expenses

Purchases of crude oil and products	319	457	3	459	13 588	21 093	(2 320)	(4 481)	11 590	17 528

Operating, selling and general	5 220	5 940	502	558	2 182	2 341	703	702	8 607	9 541

Transportation	645	541	98	90	387	396	(45)	(42)	1 085	985

Depreciation, depletion, amortization and impairment	3 583	4 035	3 106	1 349	676	635	135	121	7 500	6 140

Exploration	120	96	358	271	—	—	—	—	478	367

Loss (gain) on disposal of assets	8	3	(5)	(82)	(109)	(11)	(4)	—	(110)	(90)

Financing expenses	150	153	82	72	(14)	—	2 339	1 204	2 557	1 429

	10 045	11 225	4 144	2 717	16 710	24 454	808	(2 496)	31 707	35 900

(Loss) Earnings before Income Taxes	(681)	2 469	(1 649)	1 543	3 174	2 324	(2 871)	(1 746)	(2 027)	4 590

Income Taxes

Current	3	832	344	1 005	929	675	(384)	(397)	892	2 115

Deferred	172	(139)	(1 235)	(115)	(21)	(43)	160	73	(924)	(224)

	175	693	(891)	890	908	632	(224)	(324)	(32)	1 891

Net (Loss) Earnings	(856)	1 776	(758)	653	2 266	1 692	(2 647)	(1 422)	(1 995)	2 699

Capital and Exploration Expenditures	4 181	3 826	1 459	1 819	821	1 021	206	295	6 667	6 961

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2015	2014

Canada	23 147	31 894

United States	4 246	5 651

Other foreign	1 815	2 317

	29 208	39 862

86   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Non-Current Assets(1)

($ millions)	Dec 31 2015	Dec 31 2014

Canada	61 592	59 409

United States	1 852	1 495

Other foreign	3 620	4 825

	67 064	65 729

(1)
Excludes deferred income tax assets.

7. OTHER INCOME

Other Income consists of the following:

($ millions)	2015	2014

Energy trading activities

Change in fair value of contracts	28	173

Gains (losses) on inventory valuation	43	(61)

Risk management activities(1)	93	176

Risk mitigation and insurance proceeds(2)	121	21

Reserves redetermination(3)	—	145

Investment and interest income	62	90

Renewable energy grants	30	34

Change in value of transportation commitments and other	95	50

	472	628

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the Exploration and Production segment.

(3)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2015	2014

Contract services	3 162	3 842

Employee costs(1)	2 920	2 891

Materials	1 140	1 093

Energy	756	1 078

Equipment rentals and leases	289	299

Travel, marketing and other	340	338

	8 607	9 541

(1)
The company incurred $3.3 billion of employee costs for the year ended December 31, 2015 (2014 – $3.4 billion), of which $2.9 billion (2014 – $2.9 billion) was recorded as employee costs in Operating, Selling and General expense and $0.4 billion was recorded as Property, Plant and Equipment (2014 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

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 9. ASSET IMPAIRMENT

Oil Sands

As a result of the decline in the crude oil price environment, the company performed impairment tests on its CGUs in the Oil Sands segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the assumptions disclosed for the Oil Sands CGUs in note 19.

Joslyn Mining Project

As a result of the decline in crude oil prices and uncertainty in the timing of development plans, the company recognized an impairment charge of $290 million (net of taxes of $106 million) related to its Exploration and Evaluation assets. The remaining carrying value of the company's share of the Joslyn mining project at December 31, 2015 was $nil.

In the second quarter of 2014, as a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company recognized an after-tax impairment charge of $718 million (net of taxes of $248 million) charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Other

During the fourth quarter of 2015, the company recorded an impairment charge of $96 million (net of taxes of $34 million) in the Oil Sands segment following a review of certain assets, including engineering costs related to In Situ expansion, that no longer fit with Suncor's growth strategies and are not expected to be repurposed or otherwise deployed.

In the second quarter of 2014, the company recorded an impairment charge of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, asset damages confirmed during the fourth quarter, and the increasing uncertainty with respect to the company's return to normal operations in the country, the company recognized an impairment charge of $415 million (net of taxes of $nil) related to the remaining net assets of its Libyan Property, Plant and Equipment ($306 million), Exploration and Evaluation assets ($76 million) and inventory ($33 million).

During the second quarter of 2014, as a result of ongoing political unrest and intermittent production, the company recognized an impairment charge of $297 million (net of taxes of $nil) related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

Other

As a result of the decline in the crude oil price environment, the company performed impairment tests on its CGUs in the Exploration and Production segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the following assumptions (Level 3 fair value inputs – see note 26):

•
Brent price forecasts of US$46.60/bbl in 2016, US$56.20/bbl in 2017, and US$63.80/bbl in 2018 (all expressed in today's dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials; and

•
Risk-adjusted discount rate of 9.0% on after-tax cash flows.

As a result of the impairment tests, the company recorded impairment charges of $359 million (net of taxes of $128 million) on its share of the White Rose assets, $331 million (net of taxes of $335 million) on its share of the Golden Eagle assets, and $54 million (net of taxes of $19 million) on its share of the Terra Nova assets. At December 31, 2015, the remaining carrying values of the White Rose, Golden Eagle, and Terra Nova assets were $520 million, $1.0 billion, and $910 million, respectively.

88   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Estimates of the recoverable amounts of these assets are sensitive to discount rate and prices. A 1% increase in the discount rate would have resulted in an increase to after-tax impairment charges of $20 million related to the company's share of the White Rose assets, $15 million related to the company's share of the Golden Eagle assets, and $35 million related to the company's share of the Terra Nova assets. A 5% decrease in price would have resulted in an increase to impairment charges after-tax of $65 million on the company's share of the White Rose assets, $45 million related to the company's share of the Golden Eagle assets, and $85 million on the company's share of the Terra Nova assets.

During the fourth quarter of 2015, the company recognized an impairment charge of $54 million (net of taxes of $19 million) against Exploration and Evaluation assets related to the Ballicatters well in the Exploration and Production segment as a result of future development uncertainty.

10. FINANCING EXPENSES

($ millions)	2015	2014

Interest on debt and finance leases	870	739

Capitalized interest at 5.8% (2014 – 6.2%)	(447)	(431)

Interest expense	423	308

Interest on pension and other post-retirement benefits	52	55

Accretion	197	198

Foreign exchange loss on U.S. dollar denominated debt	1 967	839

Foreign exchange and other	(82)	29

	2 557	1 429

11. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2015	2014

Current:

Current year	913	2 017

Adjustments to current income tax of prior years	(21)	98

Deferred:

Origination of temporary differences	(998)	(143)

Adjustments in respect of deferred income tax of prior years	57	(52)

Changes in tax rates and legislation	17	(29)

	(32)	1 891

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Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2015	2014

(Loss) Earnings before income tax	(2 027)	4 590

Canadian statutory tax rate	26.34%	25.66%

Statutory tax	(534)	1 178

Add (deduct) the tax effect of:

Non-taxable component of capital losses	236	98

Share-based compensation and other permanent items	(3)	27

Assessments and adjustments	36	46

Impact of income tax rate and legislative changes	17	(29)

Foreign tax rate differential	(142)	483

Non-taxable impairment charge	109	76

Tax losses for which no deferred income tax asset was recognized	240	—

Other	9	12

	(32)	1 891

Deferred Income Tax Balances

Deferred income tax expense (recovery) and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings		Consolidated Balance Sheets (1)

($ millions)	2015	2014	Dec 31 2015	Dec 31 2014

Property, plant and equipment	(466)	(98)	11 983	12 349

Decommissioning and restoration provision	(66)	107	(1 373)	(1 207)

Employee retirement benefit plans	(35)	34	(523)	(563)

Tax loss carry-forwards	(58)	(10)	(99)	(41)

Partnership deferral reserve	(56)	(58)	78	134

Foreign exchange and other	(243)	(199)	(147)	(155)

	(924)	(224)	9 919	10 517

(1)
The analysis of deferred income tax liability and asset is as follows:

($ millions)	Dec 31 2015	Dec 31 2014

Deferred income tax liability expected to reverse within 12 months	395	333

Deferred income tax asset expected to reverse within 12 months	(18)	—

Deferred income tax liability expected to reverse after 12 months	9 559	10 210

Deferred income tax asset expected to reverse after 12 months	(17)	(26)

Net deferred income tax liability	9 919	10 517

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Change in Deferred Income Tax Balances

($ millions)	2015	2014

Beginning of year	10 517	10 719

Recognized in deferred income tax expense	(924)	(224)

Recognized in other comprehensive income	75	(43)

Foreign exchange, disposition and other	251	65

End of year	9 919	10 517

Deferred Tax in Other Comprehensive Income (Loss)

	Twelve months ended December 31

($ millions)	2015	2014

Unrealized loss (gain) on assets available for sale	13	(13)

Actuarial (gain) loss on employee retirement benefit plans	(75)	56

	(62)	43

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future tax profits is probable. Suncor has not recognized a $240 million (2014 – $nil) deferred tax asset on $1.8 billion (2014 – $nil) of capital losses on foreign exchange on U.S. dollar denominated debt which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2015 on temporary differences of approximately $11.1 billion (2014 – $11.3 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

Canada Revenue Agency Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    91

 12. EARNINGS (LOSS) PER COMMON SHARE

($ millions)	2015	2014

Net (loss) earnings(1)	(1 995)	2 699

(millions of common shares)

Weighted average number of common shares	1 446	1 462

Weighted average number of diluted common shares	1 447	1 465

(dollars per common share)

Basic (loss) earnings per share	(1.38)	1.84

Diluted (loss) earnings per share	(1.38)	1.84

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have an anti-dilutive impact for the year ended December 31, 2015.

13. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2015	Dec 31 2014

Cash	846	659

Cash equivalents	3 203	4 836

	4 049	5 495

14. SUPPLEMENTAL CASH FLOW INFORMATION

The decrease (increase) in non-cash working capital is comprised of:

($ millions)	2015	2014

Accounts receivable	1 377	1 108

Inventories	458	444

Accounts payable and accrued liabilities	(327)	(784)

Current portion of provisions	(18)	(240)

Income taxes payable (net)	(1 415)	(591)

	75	(63)

Relating to:

Operating activities	78	(122)

Investing activities	(3)	59

	75	(63)

15. INVENTORIES

($ millions)	Dec 31 2015	Dec 31 2014

Crude oil	1 073	1 081

Refined products	1 184	1 474

Materials, supplies and merchandise	581	623

Energy trading commodity inventories	252	288

	3 090	3 466

During 2015, product inventories of $11.9 billion (2014 – $18.0 billion) were recorded as an expense. There was a write-down of crude oil of $40 million, a write-down of refined products of $19 million, and a write-down of materials, supplies and merchandise of $18 million in 2015 (2014 – write-down of refined products of $11 million). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 16. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2013	25 523	54 026	79 549

Additions	2 626	4 015	6 641

Acquisitions (note 34)	—	161	161

Changes in decommissioning and restoration	1 027	38	1 065

Disposals and derecognition	(253)	(2 882)	(3 135)

Foreign exchange adjustments	312	229	541

At December 31, 2014	29 235	55 587	84 822

Additions	1 783	4 646	6 429

Acquisitions (note 33)	—	888	888

Changes in decommissioning and restoration	381	15	396

Disposals and derecognition	(3)	(618)	(621)

Foreign exchange adjustments	1 239	559	1 798

At December 31, 2015	32 635	61 077	93 712

Accumulated provision

At December 31, 2013	(7 896)	(14 383)	(22 279)

Depreciation and depletion	(1 847)	(2 708)	(4 555)

Impairment (note 9)	(129)	(428)	(557)

Disposals and derecognition	136	2 560	2 696

Foreign exchange adjustments	(201)	(126)	(327)

At December 31, 2014	(9 937)	(15 085)	(25 022)

Depreciation and depletion	(2 280)	(2 779)	(5 059)

Impairment (note 9)	(1 596)	(131)	(1 727)

Disposals and derecognition	—	200	200

Foreign exchange adjustments	(629)	(324)	(953)

At December 31, 2015	(14 442)	(18 119)	(32 561)

Net property, plant and equipment

December 31, 2014	19 298	40 502	59 800

December 31, 2015	18 193	42 958	61 151

SUNCOR ENERGY INC. ANNUAL REPORT 2015    93

	Dec 31, 2015			Dec 31, 2014

($ millions)	Cost	Accumulated provision	Net book value	Cost	Accumulated provision	Net book value

Oil Sands	58 958	(15 991)	42 967	54 011	(13 032)	40 979

Exploration and Production	20 469	(11 810)	8 659	17 667	(8 021)	9 646

Refining and Marketing	12 657	(3 965)	8 692	11 545	(3 279)	8 266

Corporate, Energy Trading and Eliminations	1 628	(795)	833	1 599	(690)	909

	93 712	(32 561)	61 151	84 822	(25 022)	59 800

At December 31, 2015, the balance of assets under construction and not subject to depreciation or depletion was $12.8 billion (December 31, 2014 – $12.3 billion).

At December 31, 2015, Property, Plant and Equipment included finance leases with a net book value of $1.2 billion (December 31, 2014 – $949 million).

17. EXPLORATION AND EVALUATION ASSETS

($ millions)	2015	2014

Beginning of year	2 248	2 772

Additions	240	292

Dry hole expenses	(255)	(104)

Impairment (note 9)	(556)	(706)

Amortization	(7)	(7)

Foreign exchange adjustments	11	1

End of year	1 681	2 248

18. OTHER ASSETS

($ millions)	Dec 31 2015	Dec 31 2014

Investments (note 35)	211	447

Prepaids and other	942	151

	1 153	598

Prepaids and other includes long-term accounts receivable reclassified to other assets, related to deposits paid on Notices of Reassessments that have been received from the CRA; however, they are unlikely to be settled within one year.

94   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 19. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2013	2 752	148	166	26	3 092

Amortization	—	—	—	(9)	(9)

At December 31, 2014	2 752	148	166	17	3 083

Amortization	—	—	—	(4)	(4)

At December 31, 2015	2 752	148	166	13	3 079

The company performed a goodwill impairment test at December 31, 2015 on its Oil Sands CGUs. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 8% (2014 – 9%). The company based its cash flow projections on an average West Texas Intermediate (WTI) price of US$44.67 per barrel in 2016, US$55.20 per barrel in 2017, US$63.47 per barrel in 2018, and then escalating at an average of 7% per year from 2019–2021 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 50 years based on the reserve life of the respective CGU. As a result of this analysis, management did not identify impairment within any of the CGUs comprising the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rates applied to the cash flow projection were between 10% and 15% (2014 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    95

 20. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2015	Dec 31 2014

Commercial paper(1)	747	806

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2015 was 0.5% (December 31, 2014 – 0.3%).

Long-Term Debt

($ millions)	Dec 31 2015	Dec 31 2014

Fixed-term debt, redeemable at the option of the company

6.85% Notes, due 2039 (US$750)	1 038	870

6.80% Notes, due 2038 (US$900)	1 277	1 071

6.50% Notes, due 2038 (US$1150)	1 592	1 334

5.95% Notes, due 2035 (US$600)	780	652

5.95% Notes, due 2034 (US$500)	692	580

5.35% Notes, due 2033 (US$300)	368	306

7.15% Notes, due 2032 (US$500)	692	580

3.60% Notes, due 2024 (US$750)(2)	1 038	864

3.10% Series 5 Medium Term Notes, due 2021(3)	750	747

6.10% Notes, due 2018 (US$1250)	1 730	1 450

6.05% Notes, due 2018 (US$600)	836	703

7.00% Debentures, due 2028 (US$250)	355	298

7.875% Debentures, due 2026 (US$275)	412	348

9.25% Debentures, due 2021 (US$300)	472	404

5.39% Series 4 Medium Term Notes, due 2037	600	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

Total unsecured long-term debt	13 332	11 507

Secured long-term debt	13	13

Finance leases(4)	1 268	1 054

Deferred financing costs	(57)	(51)

	14 556	12 523

Current portion of long-term debt

Finance leases	(57)	(21)

Secured long-term debt	(13)	(13)

	(70)	(34)

Total long-term debt	14 486	12 489

(2)
In November 2014, the company issued US$750 million of senior unsecured notes maturing on December 1, 2024 under a $2 billion U.S. base shelf prospectus. The notes have a coupon of 3.60% and were priced at $99.235 per note for an effective yield of 3.692%. Interest is paid semi-annually.

(3)
In November 2014, the company issued $750 million of senior unsecured Series 5 Medium Term Notes maturing on November 26, 2021 under a $2 billion Canadian base shelf prospectus. The notes have a coupon of 3.10% and were priced at $99.663 per note for an effective yield of 3.154%. Interest is paid semi-annually.

(4)
Interest rates range from 4.6% to 16.9% and maturity dates range from 2017 to 2038.

96   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2016	817

2017	58

2018	3 322

2019	28

2020	31

Thereafter	11 063

15 319

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2015

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2017	1 600

Fully revolving for a period of four years and expires in April 2019	5 768

Can be terminated at any time at the option of the lenders	165

Total credit facilities	9 533

Credit facilities supporting outstanding commercial paper	(748)

Credit facilities supporting standby letters of credit(1)	(1 569)

Total unutilized credit facilities(2)	7 216

(1)
To reduce costs, the company supported certain credit facilities with $1 348 million of cash collateral as at December 31, 2015 (December 31, 2014 – $1 525 million).

(2)
Available credit facilities for general purposes were $7 034 million at December 31, 2015 (December 31, 2014 – $4 136 million).

21. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2015	Dec 31 2014

Pensions and other post-retirement benefits (note 22)	1 026	1 222

Share-based compensation plans (note 25)	309	341

Deferred revenue	60	66

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(1)	87	73

Other	91	85

	1 573	1 787

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2015, the carrying amount of the Libya EPSAs signature bonus was $90 million (December 31, 2014 – $79 million). The current portion is $3 million (December 31, 2014 – $6 million) and is recorded in Accounts Payable and Accrued Liabilities.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    97

 22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013 and for the International plans were performed as at December 31, 2015. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

98   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Change in benefit obligation

Benefit obligation at beginning of year	4 542	3 891	498	489

Current service costs	167	136	11	11

Past service costs and adjustments	—	(15)	—	—

Plan participants' contributions	14	15	—	—

Benefits paid	(214)	(190)	(19)	(17)

Interest costs	183	190	19	23

Foreign exchange	43	4	4	2

Settlements	2	1	—	—

Actuarial remeasurement:

Experience (gain) loss arising on plan liabilities	(20)	16	(4)	10

Actuarial (gain) loss arising from changes in demographic assumptions	—	17	(5)	(13)

Actuarial (gain) loss arising from changes in financial assumptions	(106)	477	(2)	(7)

Benefit obligation at end of year	4 611	4 542	502	498

Change in plan assets

Fair value of plan assets at beginning of year	3 755	3 293	—	—

Employer contributions	112	178	—	—

Plan participants' contributions	14	15	—	—

Benefits paid	(195)	(177)	—	—

Foreign exchange	54	10	—	—

Settlements	2	1	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	150	158	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	150	299	—	—

Fair value of plan assets at end of year	4 040	3 775	—	—

Net unfunded obligation	571	767	502	498

Of the total net unfunded obligation as at December 31, 2015, 85% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2014 – 85%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.9 years (2014 – 14.1 years).

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities of $47 million and Other Long-Term Liabilities (note 21) in the Consolidated Balance Sheets.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    99

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Analysis of amount charged to earnings:

Current service costs	167	136	11	11

Interest costs	33	32	19	23

Defined benefit plans expense	200	168	30	34

Defined contribution plans expense	71	69	—	—

Total benefit plans expense charged to earnings	271	237	30	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Return on plan assets (excluding amounts included in net interest expense)	(150)	(299)	—	—

Experience (gain) loss arising on plan liabilities	(20)	16	(4)	9

Actuarial (gain) loss arising from changes in financial assumptions	(106)	477	(2)	(7)

Actuarial (gain) loss arising from changes in demographic assumptions	—	17	(5)	(13)

Actuarial (gain) loss recognized in other comprehensive income	(276)	211	(11)	(11)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Discount rate	4.00	3.95	3.90	3.90

Rate of compensation increase	2.90	3.45	3.20	3.35

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2015 that the health care costs would increase annually by 7% per person (2014 – 7%). This rate will remain constant in 2016 and will decrease 0.5% annually to 5% by 2020, and remain at that level thereafter.

100   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefit obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(20)	20

Effect on the benefit obligations	(558)	712

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(58)	72

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	27	(22)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2015	2014

Equities, comprised of:

– Canada	17	18

– United States	24	24

– Foreign	19	18

	60	60

Fixed income, comprised of:

– Canada	40	40

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund.

During the year, the company made cash contributions of $112 million to its defined benefit pension plans, of which $3 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2016 of $138 million.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    101

 23. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties(2)	Other(3)	Total

At December 31, 2013	4 238	524	314	5 076

Liabilities incurred	256	23	52	331

Change in discount rate	409	—	—	409

Changes in estimates	376	(90)	(41)	245

Liabilities settled	(364)	(185)	(55)	(604)

Accretion	186	—	3	189

Asset divestitures	(39)	—	—	(39)

Foreign exchange	39	—	1	40

At December 31, 2014	5 101	272	274	5 647

Less: current portion	(369)	(272)	(111)	(752)

	4 732	—	163	4 895

At December 31, 2014	5 101	272	274	5 647

Liabilities incurred	290	5	60	355

Change in discount rate	(347)	—	—	(347)

Changes in estimates	426	49	5	480

Liabilities settled	(302)	(3)	(63)	(368)

Accretion	199	—	2	201

Asset acquisitions	11	—	—	11

Foreign exchange	127	—	2	129

At December 31, 2015	5 505	323	280	6 108

Less: current portion	(376)	(323)	(70)	(769)

	5 129	—	210	5 339

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2015 was approximately $9.9 billion (December 31, 2014 – $8.9 billion). A weighted average credit-adjusted risk-free interest rate of 4.37% was used to discount the provision recognized at December 31, 2015 (December 31, 2014 – 3.93%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
During 2014, after reaching an agreement with the Government of Alberta, the company settled a provision related to several outstanding issues under the Royalty Amending Agreements entered into in 2008.

(3)
Includes legal, environmental and lease inducements provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2015	2014

1% Increase	(648)	(665)

1% Decrease	864	909

102   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 24. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

The company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2015	2014

Share repurchase activities (thousands of common shares)

Shares repurchased	1 230	42 027

Amounts charged to

Share capital	17	553

Retained earnings	26	1 118

Share repurchase cost	43	1 671

Average repurchase cost per share	34.93	39.76

25. SHARE-BASED COMPENSATION

(A) Equity-Settled Plans

Stock options that give the holder the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms, are accounted for as equity-settled plans.

(i) Stock Option Plan

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life and vest annually over a three-year period.

The weighted average fair values of the options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2015	2014

Annual dividend per share	$1.14	$1.02

Risk-free interest rate	0.65%	1.51%

Expected life	5 years	5 years

Expected volatility	28%	28%

Weighted average fair value per option	$6.68	$7.08

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    103

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: Executive Stock Options, and Key Contributor Stock Options. Options granted under these plans generally have a seven-to-ten-year life and vest over periods of up to four years.

(B) Cash-Settled Plans

(i) Cash-Settled Stock Option Plans

Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

(a) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Changes in the total outstanding stock options were as follows:

	2015		2014

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	27 464	36.97	34 997	37.54

Granted	7 132	38.86	5 935	36.29

Exercised for cash payment	(28)	34.60	(157)	34.70

Exercised as options for common shares	(3 123)	30.21	(7 831)	31.48

Forfeited/expired	(2 355)	42.94	(5 480)	47.81

Outstanding, end of year	29 090	36.97	27 464	36.97

Exercisable, end of year	17 527	37.95	18 084	37.95

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $36.49 (2014 – $40.13) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2015, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	593	2

30.00-39.99	20 891	3

40.00-49.99	7 335	2

50.00-59.99	171	1

60.00-69.97	100	2

Total	29 090	3

104   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2015	2014

	18 626	24 484

(ii) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% DSUs. Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2013	3 641	17 046	1 038

Granted	842	7 024	214

Redeemed for cash	(1 066)	(3 798)	(207)

Forfeited/expired	(821)	(672)	—

Outstanding, December 31, 2014	2 596	19 600	1 045

Granted	1 185	6 743	181

Redeemed for cash	(1 316)	(6 240)	(154)

Forfeited/expired	—	(999)	—

Outstanding, December 31, 2015	2 465	19 104	1 072

(iii) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

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Changes in the number of outstanding SARs were as follows:

	2015		2014

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	2 563	27.05	5 805	29.75

Granted	121	38.90	99	36.05

Exercised	(1 690)	27.22	(3 248)	31.88

Forfeited/expired	(37)	33.72	(93)	36.70

Outstanding, end of year	957	27.98	2 563	27.05

Exercisable, end of year	759	25.52	2 409	26.54

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

($ millions)	2015	2014

Equity-settled plans	44	42

Cash-settled plans	254	266

Total share-based compensation expense	298	308

Liability Recognized for Share-Based Compensation

The following table summarizes the share-based compensation fair value recorded in accounts payable and accrued liabilities and other long-term liabilities for all cash-settled plans:

($ millions)	2015	2014

Current Liability	322	327

Long-Term Liability (note 21)	309	341

Total Liability	631	668

The intrinsic value of the vested awards at December 31, 2015 was $356 million (December 31, 2014 – $349 million).

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $13.3 billion (December 31, 2014 – $11.5 billion) and the fair value at December 31, 2015 was $14.5 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

106   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements and are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at December 31, 2013	(138)	(1)	(139)

Fair value of contracts realized in earnings during the year	(15)	(65)	(80)

Changes in fair value during the year (note 7)	173	176	349

Fair value outstanding at December 31, 2014	20	110	130

Fair value of contracts realized in earnings during the year	(66)	(183)	(249)

Changes in fair value during the year (note 7)	28	93	121

Fair value outstanding at December 31, 2015	(18)	20	2

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2015, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

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The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2015 and 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	154	57	—	211

Accounts payable	(5)	(76)	—	(81)

Balance at December 31, 2014	149	(19)	—	130

Accounts receivable	14	76	—	90

Accounts payable	(20)	(68)	—	(88)

Balance at December 31, 2015	(6)	8	—	2

During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2015 and 2014.

Financial Assets

($ millions)	Gross assets	Gross liabilities offset	Net amounts presented

Derivatives	1 520	(1 309)	211

Accounts receivable	1 785	(794)	991

Balance at December 31, 2014	3 305	(2 103)	1 202

Derivatives	1 631	(1 541)	90

Accounts receivable	1 799	(960)	839

Balance at December 31, 2015	3 430	(2 501)	929

Financial Liabilities

($ millions)	Gross liabilities	Gross assets offset	Net amounts presented

Derivatives	(1 390)	1 309	(81)

Accounts payable	(1 824)	794	(1 030)

Balance at December 31, 2014	(3 214)	2 103	(1 111)

Derivatives	(1 629)	1 541	(88)

Accounts payable	(1 865)	960	(905)

Balance at December 31, 2015	(3 494)	2 501	(993)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management

108   SUNCOR ENERGY INC. ANNUAL REPORT 2015

activities. Trading activities are defined as activities intended to enhance the company's operations and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2014.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$1.00 per barrel of crude oil as at December 31, 2015 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $8 million (2014 – $10 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2015 would increase earnings related to the company's debt by approximately $120 million (2014 – $110 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial papers and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2015, the company had executed $1.3 billion in forward swaps. The proportion of floating interest rate exposure at December 31, 2015 was 5.3% of total debt outstanding (2014 – 6.5%). The weighted average interest rate on total debt for the year ended December 31, 2015 was 6.1% (2014 – 6.0%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt and interest rate swaps. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments and interest rate swaps increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $215 million (2014 – $29 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2015.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2015 were $4.0 billion and $9.5 billion, respectively. Of Suncor's $9.5 billion in total credit facilities, $7 billion were available at December 31, 2015. In addition, Suncor has $1.25 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$1.25 billion under a U.S. debt shelf prospectus.

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Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2014

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 623	1 390	1 621

1 to 3 years	23	—	1 604

3 to 5 years	50	—	4 280

Over 5 years	—	—	18 160

	5 696	1 390	25 665

	December 31, 2015

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 218	1 629	1 725

1 to 3 years	20	—	5 062

3 to 5 years	29	—	1 456

Over 5 years	38	—	19 976

	5 305	1 629	28 219

(1)
Trade and other payables exclude net derivative liabilities of $88 million (2014 – $81 million)

(2)
Gross derivative liabilities of $1 629 million (2014 – $1 390 million) are offset by gross derivative assets of $1 541 million (2014 – $1 309 million), resulting in a net amount of $88 million (2014 – $81 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced significant credit downgrades in the past year, Suncor has not been significantly affected as the majority of Suncor's customers are large, established downstream companies whose financial position is not directly tied to the benchmark price of crude oil. At December 31, 2015, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2015, the company's exposure was $1.631 billion (December 31, 2014 – $1.520 billion).

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 27. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to cash flow from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2015 and 2014. The company's financial measures, as set out in the following schedule, were unchanged from 2014. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets.

($ millions)	Capital Measure Target	Dec 31 2015	Dec 31 2014

Components of ratios

Short-term debt		747	806

Current portion of long-term debt		70	34

Long-term debt		14 486	12 489

Total debt		15 303	13 329

Less: Cash and cash equivalents		4 049	5 495

Net debt		11 254	7 834

Shareholders' equity		39 039	41 603

Total capitalization (total debt plus shareholders' equity)		54 342	54 932

Cash flow from operations(1)		6 806	9 058

Net debt to cash from operations	<2.0 times	1.7	0.9

Total debt to total debt plus shareholders' equity		28%	24%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

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 28. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal activity	Country of incorporation and principal place of business	Ownership % 2015	Ownership % 2014

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	50.80	40.80

Non-operated:

Syncrude	Oil sands development	Canada	12.00	12.00

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.13-20.00	19.51-20.00

Hebron(1)	Oil and gas production	Canada	22.73	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

(1)
Refer to note 39.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2015	2014	2015	2014

Net (loss) earnings	(14)	3	4	7

Other comprehensive income	9	6	—	—

Total comprehensive (loss) income	(5)	9	4	7

Carrying amount as at December 31	59	75	98	104

112   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 29. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2015, are shown below:

Material Subsidiaries	Principal activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands and in situ assets.

Suncor Energy Products Inc.	This subsidiary holds interests in the company's energy marketing and renewable energy businesses.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	A subsidiary of Suncor Energy Products Inc. through which production from the upstream Canadian businesses is marketed. Through this subsidiary, Suncor administers energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets NGLs and LPG for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

30. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2015 and 2014 are as follows:

($ millions)	2015	2014

Sales(1)	1 126	1 543

Purchases	201	312

Accounts receivable	73	80

Accounts payable and accrued liabilities	15	8

(1)
Includes sales to Parachem Chemicals Inc. of $295 million (2014 – $399 million) and UPI Inc. of $241 million (2014 – $340 million).

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Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2015	2014

Salaries and other short-term benefits	12	11

Pension and other post-retirement benefits	5	4

Share-based compensation	18	34

	35	49

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2016	2017	2018	2019	2020	2021 and beyond	Total

Commitments

Product transportation and storage	1 177	876	854	740	688	7 522	11 857

Energy services	179	129	130	123	125	490	1 176

Drilling commitments	59	13	—	—	—	—	72

Exploration work commitments	1	83	145	128	125	112	594

Other	267	89	57	51	43	443	950

Operating leases	655	546	438	374	324	1 798	4 135

	2 338	1 736	1 624	1 416	1 305	10 365	18 784

Significant operating leases expire at various dates through 2042. For the year ended December 31, 2015, operating lease expense was $0.8 billion (2014 – $0.6 billion).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $4.5 billion with contract terms up to 20 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position, except the CRA dispute as disclosed in note 11.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities recognized in note 23, which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

114   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational Risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2015, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.2 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$400 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor also carries risk mitigation instruments in the aggregate amount of $300 million on certain foreign operations. Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2015, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2015, the probability is remote that these guarantee commitments will impact the company.

32. OIL SANDS ASSET SWAP

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair value was calculated using an expected future cash flow approach with a risk-adjusted discount rate of 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of wind assets	124

Fair value of deferred financing arrangement	303

Total purchase consideration	427

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Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. The completion of the purchase price allocation may result in further adjustments to the initial estimates.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

33. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS

During the fourth quarter of 2015, the company completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for consideration of $360 million. Suncor's share of the project is now 50.8%.

As a result of the acquisition, which was below the implied carrying value of Suncor's existing interest in the project, in addition to a further decline in the current crude price environment, the company performed an impairment test on the project as at December 31, 2015. The impairment test was performed using a fair value less cost of disposal methodology, and no impairment was noted. An expected cash flow approach was used based on 2015 year-end reserves data and long-range planning assumption reviewed and approved by management, with the following assumptions (Level 3 fair value inputs):

•
WCS price forecasts of $51.75/bbl starting in 2017, $56.65/bbl in 2018, $62.65/bbl in 2019, $69.90 in 2020, $74.75 in 2021, $80.10 in 2022, and $84.00 in 2023 (expressed in nominal dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials;

•
risk-adjusted discount rate of 8% (after-tax);

•
production of approximately 91,000 barrels per day following a twelve month ramp-up period starting in the fourth quarter of 2017;

•
go-forward construction capital of $3.0 billion, which includes the future capital associated with the acquisition of an additional 10% in the project; and

•
operating costs of approximately $19 per barrel increasing to $25 per barrel by 2028 then escalated at 2% per year (expressed in nominal dollars).

Based on the above assumptions, the estimated recoverable amount in respect of the company's interest in Fort Hills exceeds the carrying value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the recoverable amount by approximately $900 million. A 1% increase in the discount rate would decrease the recoverable amount by approximately $1.2 billion, a 5% increase in the estimated future operating costs would decrease the recoverable amount by $400 million and a 10% increase in the company's assumed share of the remaining development capital would decrease the recoverable amount by $300 million (sensitivities are after-tax).

The carrying value of the company's share of the Fort Hills project at December 31, 2015 was $5.5 billion, including amounts allocated to the project at the time of the company's merger with Petro-Canada in 2009.

34. ACQUISITION OF A SULPHUR FACILITY

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities.

116   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

35. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy (note 27) and realized an after-tax gain of $68 million in the Refining and Marketing segment.

36. NATURAL GAS DISPOSITION

The company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

37. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2015	2014

Beginning of year	346	342

Additions	—	4

Capitalized exploratory well costs charged to expense	(134)	—

End of year	212	346

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2015	2014

Suspended exploratory well costs that have been capitalized for a period less than one year	—	—

Suspended exploratory well costs that have been capitalized for a period greater than one year	212	346

	212	346

Number of suspended exploratory wells that have been capitalized for a period greater than one year	3	9

SUNCOR ENERGY INC. ANNUAL REPORT 2015    117

Suspended capitalized costs for exploratory wells completed prior to the end of 2015 are associated with projects located in Norway (three wells). The projects are awaiting the completion of economic evaluations. As a result of economic evaluations, the company charged exploratory well costs related to five wells in Libya and one well in East Coast Canada to expense during 2015.

38. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016 Suncor obtained majority control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the TSX on the acquisition date.

Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The preliminary purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Cash	109

Accounts receivable	195

Inventory	135

Other assets	105

Property, plant and equipment	9 489

Exploration and evaluation	602

Total assets acquired	10 635

Accounts payable and other liabilities	(340)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 838)

Total liabilities assumed	(6 309)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

118   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. On February 22, 2016, Suncor acquired an additional 55.2 million COS shares on the same terms as the initial acquisition resulting in the issuance of 15.5 million Suncor common shares which resulted in a total acquisition of 84.2% of the outstanding shares. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price. The transaction was accounted for as an equity transaction with shareholders and reduced the NCI balance by $493 million. Suncor recognized the difference between the amount by which the non-controlling interest was adjusted and the fair value of the common shares issued directly in equity.

A COS shareholders meeting is scheduled to occur on March 21, 2016 for shareholders to vote on the acquisition by Suncor of the remaining shares for which two-thirds of the shareholder vote is necessary. The outcome of the vote is certain since Suncor owns more than two-thirds of COS' shares. The NCI will be eliminated when Suncor acquires all of the remaining COS shares. Suncor is expected to issue an additional 21.3 million common shares to complete the acquisition.

39. SUBSEQUENT EVENTS

Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.729% to 21.034%. Suncor will be reimbursed for capital expenditures and financing costs related to the reduction in working interest incurred to December 31, 2015. The transaction will be recorded as a reduction to Property Plant and Equipment in the first quarter of 2016.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    119

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
($ millions except per share amounts)	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014

Revenues and other income	7 386	8 144	7 557	6 593	29 680	10 477	10 649	10 273	9 091	40 490

Net (loss) earnings

Oil Sands	(146)	(44)	(50)	(616)	(856)	899	(76)	773	180	1 776

Exploration and Production	462	44	(1)	(1 263)	(758)	294	(37)	198	198	653

Refining and Marketing	492	663	613	498	2 266	787	306	426	173	1 692

Corporate, Energy Trading and Eliminations	(1 149)	66	(938)	(626)	(2 647)	(495)	18	(478)	(467)	(1 422)

	(341)	729	(376)	(2 007)	(1 995)	1 485	211	919	84	2 699

Operating (loss) earnings(A)

Oil Sands	(146)	315	(50)	(230)	(111)	899	865	827	180	2 771

Exploration and Production	(19)	77	(1)	(50)	7	294	228	137	198	857

Refining and Marketing	492	631	613	498	2 234	787	306	426	173	1 692

Corporate, Energy Trading and Eliminations	(152)	(117)	(152)	(244)	(665)	(187)	(264)	(84)	(165)	(700)

	175	906	410	(26)	1 465	1 793	1 135	1 306	386	4 620

Cash flow from (used in) operations(A)

Oil Sands	525	1 058	785	467	2 835	1 469	1 545	1 511	875	5 400

Exploration and Production	449	427	253	257	1 386	600	529	379	401	1 909

Refining and Marketing	678	800	798	596	2 872	930	505	503	240	2 178

Corporate, Energy Trading and Eliminations	(177)	(130)	46	(26)	(287)	(119)	(173)	(113)	(24)	(429)

	1 475	2 155	1 882	1 294	6 806	2 880	2 406	2 280	1 492	9 058

Per common share

Net (loss) earnings

– basic	(0.24)	0.50	(0.26)	(1.38)	(1.38)	1.01	0.14	0.63	0.06	1.84

– diluted	(0.24)	0.50	(0.26)	(1.38)	(1.38)	1.01	0.14	0.62	0.06	1.84

Operating earnings (loss) – basic	0.12	0.63	0.28	(0.02)	1.01	1.22	0.77	0.89	0.27	3.15

Cash dividends – basic	0.28	0.28	0.29	0.29	1.14	0.23	0.23	0.28	0.28	1.02

Cash flow from operations – basic	1.02	1.49	1.30	0.90	4.71	1.96	1.64	1.56	1.03	6.19

	For the Twelve Months Ended				For the Twelve Months Ended
	Mar 31 2015	Jun 30 2015	Sep 30 2015	Dec 31 2015	Mar 31 2014	Jun 30 2014	Sep 30 2014	Dec 31 2014

Return on capital employed(A)

– excluding major projects in progress (%)	5.8	7.2	5.1	0.6	12.6	10.1	9.4	8.6

– including major projects in progress (%)	5.0	6.3	4.5	0.5	10.9	8.8	8.2	7.5

(A)
Non-GAAP financial measures – see accompanying footnotes and definitions to the operating summaries.

120   SUNCOR ENERGY INC. ANNUAL REPORT 2015

QUARTERLY OPERATING SUMMARY
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Oil Sands	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014

Total Production (mbbls/d)	475.6	448.7	458.4	470.6	463.4	424.4	403.1	441.1	419.3	421.9

Oil Sands operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	346.5	327.4	314.9	292.2	320.1	312.2	276.2	292.5	276.3	289.1

Non-upgraded bitumen	93.9	96.4	115.4	147.5	113.5	77.1	102.6	119.2	107.9	101.8

Oil Sands operations production	440.4	423.8	430.3	439.7	433.6	389.3	378.8	411.7	384.2	390.9

Bitumen production (mbbls/d)

Mining	318.3	315.5	303.3	292.4	307.3	290.6	256.1	296.9	254.1	274.4

In Situ – Firebag	188.7	168.1	191.7	198.8	186.9	164.1	172.4	170.9	182.2	172.0

In Situ – MacKay River	29.3	31.5	27.4	34.5	30.7	23.0	27.4	28.2	28.7	27.0

Total bitumen production	536.3	515.1	522.4	525.7	524.9	477.7	455.9	496.0	465.0	473.4

Sales (mbbls/d)

Light sweet crude oil	112.5	102.4	112.9	100.2	107.0	123.0	107.7	93.1	75.5	99.7

Diesel	30.8	35.1	30.0	29.4	31.3	31.7	25.1	34.7	31.2	30.7

Light sour crude oil	201.3	194.4	180.7	154.2	182.5	167.8	139.9	175.3	152.7	158.9

Upgraded product (SCO & diesel)	344.6	331.9	323.6	283.8	320.8	322.5	272.7	303.1	259.4	289.3

Non-upgraded bitumen	95.8	91.8	106.3	136.3	107.7	70.3	107.4	116.9	110.2	101.4

Total sales	440.4	423.7	429.9	420.1	428.5	392.8	380.1	420.0	369.6	390.7

Average sales price(1) ($/bbl)

Sweet SCO & diesel	63.36	77.65	62.13	60.86	66.00	115.11	118.36	109.13	88.78	109.02

Sour SCO & bitumen	40.10	52.71	40.86	32.93	41.58	79.62	84.41	81.28	61.68	76.66

Average	47.67	60.81	47.93	41.55	49.46	93.63	96.40	89.38	69.51	87.46

Cash operating costs(2) ($/bbl)

Cash costs	25.70	26.15	24.95	25.70	25.65	30.65	30.05	28.10	31.15	30.00

Natural gas	2.70	1.85	2.05	2.30	2.20	4.95	4.05	3.00	3.30	3.80

	28.40	28.00	27.00	28.00	27.85	35.60	34.10	31.10	34.45	33.80

Cash operating costs – In situ bitumen production only(2) ($/bbl)

Cash costs	9.90	9.25	8.80	8.10	9.00	11.50	11.15	9.45	8.85	10.20

Natural gas	4.10	3.80	3.75	3.55	3.80	8.40	6.65	5.80	5.20	6.45

	14.00	13.05	12.55	11.65	12.80	19.90	17.80	15.25	14.05	16.65

Syncrude

Production (mbbls/d)	35.2	24.9	28.1	30.9	29.8	35.1	24.3	29.4	35.1	31.0

Average sales price(1) ($/bbl)	56.00	75.19	61.00	57.37	61.55	105.93	111.89	102.21	81.85	99.32

Cash operating costs(2) ($/bbl)*

Cash costs	34.20	54.45	39.70	38.55	40.35	44.25	61.65	42.20	42.85	46.75

Natural gas	1.50	1.65	1.95	1.60	1.65	2.75	2.80	2.20	1.85	2.40

	35.70	56.10	41.65	40.15	42.00	47.00	64.45	44.40	44.70	49.15

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    121

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Exploration and Production	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014

Total Production (mboe/d)	126.8	111.2	107.7	112.3	114.4	120.9	115.3	78.2	138.3	113.0

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	23.3	7.3	10.4	13.1	13.5	18.2	15.2	11.9	24.0	17.3

Hibernia (mbbls/d)	22.0	18.3	16.6	15.6	18.1	25.2	24.2	22.3	20.8	23.1

White Rose (mbbls/d)	12.8	11.4	9.9	14.8	12.2	16.5	16.1	12.6	13.3	14.6

North America Onshore (mboe/d)	3.6	2.4	3.7	3.1	3.2	4.3	4.6	3.1	2.4	3.6

	61.7	39.4	40.6	46.6	47.0	64.2	60.1	49.9	60.5	58.6

Exploration and Production International

Buzzard (mboe/d)	51.4	52.4	50.0	45.5	49.8	56.5	54.3	24.2	54.0	47.1

Golden Eagle (mboe/d)	9.8	14.5	17.0	17.7	14.8	—	—	—	2.2	0.6

United Kingdom (mboe/d)	61.2	66.9	67.0	63.2	64.6	56.5	54.3	24.2	56.2	47.7

Libya (mbbls/d)	3.9	4.9	0.1	2.5	2.8	0.2	0.9	4.1	21.6	6.7

	65.1	71.8	67.1	65.7	67.4	56.7	55.2	28.3	77.8	54.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	66.38	78.23	59.09	52.51	65.12	121.53	122.04	112.68	80.42	108.21

Royalties	(17.58)	(16.38)	(4.39)	(5.79)	(12.49)	(34.41)	(34.78)	(31.71)	(14.52)	(25.97)

Transportation costs	(1.76)	(1.73)	(2.97)	(2.81)	(2.18)	(1.91)	(1.60)	(2.27)	(1.91)	(1.97)

Operating costs	(9.57)	(16.63)	(17.66)	(16.86)	(14.15)	(10.14)	(12.28)	(13.74)	(14.66)	(13.11)

Operating netback	37.47	43.49	34.07	27.05	36.30	75.07	73.38	64.96	49.33	67.16

United Kingdom ($/boe)

Average price realized	64.48	72.84	62.86	54.91	63.85	114.40	116.43	109.67	84.87	106.96

Transportation costs	(2.32)	(2.66)	(2.43)	(2.22)	(2.41)	(2.85)	(2.80)	(3.18)	(2.60)	(2.84)

Operating costs	(7.33)	(5.86)	(5.99)	(6.20)	(6.29)	(5.77)	(5.73)	(14.74)	(4.47)	(6.42)

Operating netback	54.83	64.32	54.44	46.49	55.15	105.78	107.90	91.75	77.80	97.70

See accompanying footnotes and definitions to the operating summaries.

122   SUNCOR ENERGY INC. ANNUAL REPORT 2015

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	For the Quarter Ended				Total Year	For the Quarter Ended				Total Year
Refining and Marketing	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	2015	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	2014

Refined product sales (mbbls/d)	519.7	525.5	546.4	501.2	523.3	515.3	515.9	547.1	548.2	531.7

Crude oil processed (mbbls/d)	437.1	416.8	444.8	430.2	432.1	442.0	391.1	435.7	440.8	427.5

Utilization of refining capacity (%)**	95	90	96	93	94	96	85	94	95	93

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	118.6	121.8	119.1	116.1	118.9	118.5	120.9	122.1	120.8	120.6

Distillate	96.0	91.8	90.5	86.2	91.1	84.8	76.4	81.7	84.9	81.9

Total transportation fuel sales	214.6	213.6	209.6	202.3	210.0	203.3	197.3	203.8	205.7	202.5

Petrochemicals	13.3	10.6	10.4	8.9	10.8	12.3	12.0	11.1	13.0	12.1

Asphalt	7.6	12.0	18.4	14.1	13.1	10.2	13.1	17.8	13.3	13.6

Other	31.0	31.8	24.8	28.2	28.9	30.1	30.6	32.8	36.4	32.5

Total refined product sales	266.5	268.0	263.2	253.5	262.8	255.9	253.0	265.5	268.4	260.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	212.4	211.6	200.5	208.0	208.1	210.3	185.5	199.9	201.0	199.2

Utilization of refining capacity (%)	96	95	90	94	94	95	84	90	91	90

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	119.2	126.7	135.3	127.7	127.3	112.2	123.6	128.3	126.6	122.8

Distillate	110.2	100.7	115.8	100.8	106.9	122.3	105.0	117.3	126.7	117.8

Total transportation fuel sales	229.4	227.4	251.1	228.5	234.2	234.5	228.6	245.6	253.3	240.6

Asphalt	9.7	13.9	13.9	10.8	11.9	8.7	9.7	13.5	10.6	10.6

Other	14.1	16.2	18.2	8.4	14.4	16.2	24.6	22.5	15.9	19.8

Total refined product sales	253.2	257.5	283.2	247.7	260.5	259.4	262.9	281.6	279.8	271.0

Crude oil supply and refining

Processed at refineries (mbbls/d)	224.7	205.2	244.3	222.2	224.0	231.7	205.6	235.8	239.8	228.3

Utilization of refining capacity (%)**	94	86	102	93	93	97	86	98	100	95

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    123

FIVE-YEAR FINANCIAL SUMMARY
(unaudited)

($ millions)	2015	2014	2013	2012(A)	2011

				(restated)
Revenues and other income	29 680	40 490	40 297	38 526	38 792

Net (loss) earnings

Oil Sands	(856)	1 776	2 040	468	2 603

Exploration and Production	(758)	653	1 000	138	306

Refining and Marketing	2 266	1 692	2 022	2 137	1 726

Corporate, Energy Trading and Eliminations	(2 647)	(1 422)	(1 151)	(3)	(331)

	(1 995)	2 699	3 911	2 740	4 304

Operating earnings (loss)

Oil Sands	(111)	2 771	2 098	2 025	2 737

Exploration and Production	7	857	1 210	850	1 358

Refining and Marketing	2 234	1 692	2 022	2 152	1 726

Corporate, Energy Trading and Eliminations	(665)	(700)	(630)	(180)	(147)

	1 465	4 620	4 700	4 847	5 674

Cash flow from (used in) operations

Oil Sands	2 835	5 400	4 556	4 407	4 572

Exploration and Production	1 386	1 909	2 316	2 227	2 846

Refining and Marketing	2 872	2 178	2 618	3 138	2 574

Corporate, Energy Trading and Eliminations	(287)	(429)	(78)	(39)	(246)

	6 806	9 058	9 412	9 733	9 746

Capital and exploration expenditures (including capitalized interest)

Oil Sands	4 181	3 826	4 311	4 957	5 100

Exploration and Production	1 459	1 819	1 483	1 261	874

Refining and Marketing	821	1 021	890	644	633

Corporate, Energy Trading and Eliminations	206	295	93	95	243

	6 667	6 961	6 777	6 957	6 850

Total assets	77 527	79 671	78 315	76 401	74 777

Ending capital employed

Short-term and long-term debt, less cash and cash equivalents	11 254	7 834	6 256	6 639	6 976

Shareholders' equity	39 039	41 603	41 180	39 215	38 600

	50 293	49 437	47 436	45 854	45 576

Less capitalized costs related to major projects in progress	(7 195)	(6 203)	(6 502)	(8 729)	(12 106)

	43 098	43 234	40 934	37 125	33 470

Total Suncor employees (number at year-end)	13 190	13 980	13 946	13 932	13 026

See accompanying footnotes and definitions to the operating summaries.

124   SUNCOR ENERGY INC. ANNUAL REPORT 2015

FIVE-YEAR FINANCIAL SUMMARY (continued)
(unaudited)

($ millions)	2015	2014	2013	2012(A)	2011

				(restated)
Dollars per common share

Net (loss) earnings	(1.38)	1.84	2.61	1.77	2.74

Operating earnings	1.01	3.15	3.13	3.14	3.61

Cash dividends	1.14	1.02	0.73	0.50	0.43

Cash flow from operations	4.71	6.19	6.27	6.30	6.20

Ratios

Return on capital employed (%)(B)	0.6	8.6	11.5	7.2	13.8

Return on capital employed (%)(C)	0.5	7.5	9.9	5.8	10.1

Debt to debt plus shareholders' equity (%)(D)	28	24	22	22	22

Net debt to cash flow from operations (times)(E)	1.7	0.9	0.7	0.7	0.7

Interest coverage – cash flow basis (times)(F)	9.3	15.5	16.8	17.7	16.4

Interest coverage – net (loss) earnings basis (times)(G)	(1.8)	6.6	9.5	7.9	10.7

(A)
Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the 2013 Annual Report. Comparative figures presented in this document pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's results prior to and including 2011 have not been restated in accordance with the respective transitional provisions of the new and amended standards.

(B)
Net (loss) earnings adjusted for after-tax interest expense and after-tax foreign exchange loss (gain) on U.S. denominated long-term debt for the twelve month period ended; divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress, on a weighted-average basis.

(C)
Average capital employed including capitalized costs related to major projects in progress.

(D)
Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders' equity.

(E)
Short-term debt plus long-term debt less cash and cash equivalents; divided by cash flow from operations for the year then ended.

(F)
Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(G)
Net (loss) earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    125

ANNUAL OPERATING SUMMARY
(unaudited)

Oil Sands	2015	2014	2013	2012	2011

Total Production (mbbls/d)	463.4	421.9	392.5	359.2	339.3

Oil Sands Operations

Production (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	320.1	289.1	282.6	276.7	279.7

Non-upgraded bitumen	113.5	101.8	77.9	48.1	25.0

Oil Sands operations production	433.6	390.9	360.5	324.8	304.7

Bitumen production (mbbls/d)

Mining	307.3	274.4	269.8	266.2	287.1

In Situ – Firebag	186.9	172.0	143.4	104.0	59.5

In Situ – MacKay River	30.7	27.0	28.5	27.0	30.0

Total bitumen production	524.9	473.4	441.7	397.2	376.6

Sales (mbbls/d)

Light sweet crude oil	107.0	99.7	91.5	93.8	85.5

Diesel	31.3	30.7	23.5	24.5	24.3

Light sour crude oil	182.5	158.9	166.0	161.1	170.6

Upgraded product (SCO and diesel)	320.8	289.3	281.0	279.4	280.4

Non-upgraded bitumen	107.7	101.4	76.0	44.5	24.0

Total sales	428.5	390.7	357.0	323.9	304.4

Average sales price(1) ($/bbl)

Sweet SCO and diesel	66.00	109.02	104.22	96.95	103.95

Sour SCO and bitumen	41.58	76.66	72.67	72.93	80.17

Average	49.46	87.46	82.83	81.69	88.74

Cash operating costs(2) ($/bbl)

Cash costs	25.65	30.00	34.10	35.15	37.10

Natural gas	2.20	3.80	2.90	1.90	1.95

	27.85	33.80	37.00	37.05	39.05

Cash operating costs – In situ bitumen production only(2) ($/bbl)

Cash costs	9.00	10.20	11.35	15.50	20.10

Natural gas	3.80	6.45	5.15	3.90	5.40

	12.80	16.65	16.50	19.40	25.50

Syncrude

Production (mbbls/d)	29.8	31.0	32.0	34.4	34.6

Average sales price(1) ($/bbl)	61.55	99.32	99.82	92.69	101.80

Cash operating costs(2) ($/bbl)

Cash costs	40.35	46.75	41.75	38.10	38.80

Natural gas	1.65	2.40	1.45	1.20	1.65

	42.00	49.15	43.20	39.30	40.45

See accompanying footnotes and definitions to the operating summaries.

126   SUNCOR ENERGY INC. ANNUAL REPORT 2015

ANNUAL OPERATING SUMMARY (continued)
(unaudited)

Exploration and Production	2015	2014	2013	2012	2011

Total Production (mboe/d)	114.4	113.0	169.9	189.9	206.7

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	13.5	17.3	14.2	8.8	16.2

Hibernia (mbbls/d)	18.1	23.1	27.1	26.1	30.9

White Rose (mbbls/d)	12.2	14.6	14.9	11.6	18.5

North America Onshore (mboe/d)	3.2	3.6	37.3	53.9	64.7

	47.0	58.6	93.5	100.4	130.3

Exploration and Production International

Production (mboe/d)

North Sea

Buzzard	49.8	47.1	55.8	48.0	42.9

Golden Eagle	14.8	0.6	—	—	—

Other North Sea	—	—	—	—	3.8

Other International

Libya	2.8	6.7	20.6	41.5	12.1

Syria	—	—	—	—	17.6

	67.4	54.4	76.4	89.5	76.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	65.12	108.21	114.25	114.46	110.31

Royalties	(12.49)	(25.97)	(28.16)	(33.40)	(34.49)

Transportation costs	(2.18)	(1.97)	(1.86)	(2.31)	(1.89)

Operating costs	(14.15)	(13.11)	(11.21)	(13.57)	(8.04)

Operating netback	36.30	67.16	73.02	65.18	65.89

United Kingdom ($/boe)

Average price realized	63.85	106.96	109.95	108.46	107.18

Transportation costs	(2.41)	(2.84)	(2.51)	(2.34)	(2.00)

Operating costs	(6.29)	(6.42)	(5.94)	(6.38)	(4.71)

Operating netback	55.15	97.70	101.50	99.74	100.47

Other International ($/bbl)

Average price realized	—	—	108.30	110.99	96.06

Royalties	—	—	(56.70)	(66.93)	(54.69)

Transportation costs	—	—	(0.36)	(0.34)	(0.30)

Operating costs	—	—	(3.39)	(1.94)	(6.75)

Operating netback	—	—	47.85	41.78	34.32

See accompanying footnotes and definitions to the operating summaries.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    127

ANNUAL OPERATING SUMMARY (continued)
(unaudited)

Refining and Marketing	2015	2014	2013	2012	2011

Refined product sales (mbbls/d)	523.3	531.7	542.9	538.5	522.7

Crude oil processed (mbbls/d)	432.1	427.5	431.3	431.4	407.7

Utilization of refining capacity (%)**	94	93	94	95	92

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	118.9	120.6	116.0	124.5	131.5

Distillate	91.1	81.9	89.1	75.5	80.2

Total transportation fuel sales	210.0	202.5	205.1	200.0	211.7

Petrochemicals	10.8	12.1	12.6	12.6	13.2

Asphalt	13.1	13.6	16.2	15.1	15.1

Other	28.9	32.5	28.3	34.0	33.6

Total refined product sales	262.8	260.7	262.2	261.7	273.6

Crude oil supply and refining

Processed at refineries (mbbls/d)	208.1	199.2	201.7	197.7	201.3

Utilization of refining capacity (%)	94	90	91	89	94

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	127.3	122.8	131.4	128.3	118.0

Distillate	106.9	117.8	120.7	119.5	110.5

Total transportation fuel sales	234.2	240.6	252.1	247.8	228.5

Asphalt	11.9	10.6	11.8	10.1	7.5

Other	14.4	19.8	16.8	18.9	13.1

Total refined product sales	260.5	271.0	280.7	276.8	249.1

Crude oil supply and refining

Processed at refineries (mbbls/d)	224.0	228.3	229.6	233.7	206.4

Utilization of refining capacity (%)**	93	95	96	100	91

Retail outlets	1 528	1 510	1 505	1 509	1 732

See accompanying footnotes and definitions to the operating summaries.

128   SUNCOR ENERGY INC. ANNUAL REPORT 2015

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating (loss) earnings, cash flow from (used in) operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating (loss) earnings and Oil Sands cash operating costs for each quarter in 2015 and 2014 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter for 2015 (Quarterly Reports). Cash flow from (used in) operations and ROCE for each quarter in 2015 and 2014 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Operating (loss) earnings, cash flow from (used in) operations, ROCE and Oil Sands cash operating costs for 2013, 2012 and 2011 are defined and reconciled in Suncor's Management's Discussion and Analysis (MD&A) for the year ended December 31, 2014 and December 31, 2013. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's MD&A contained in this Annual Report.

Definitions

(1)
Average sales price – This is calculated before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Effective January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Effective January 1, 2012, the Montreal and the Commerce City refineries' nameplate capacities increased to 137 mbbls/d and 98 mbbls/d, respectively. Comparative utilization percentages have not been restated.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

SUNCOR ENERGY INC. ANNUAL REPORT 2015    129

SHARE TRADING INFORMATION
(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2015	June 30 2015	Sept 30 2015	Dec 31 2015	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014

Share ownership

Average number outstanding, weighted monthly (thousands)(a)	1 444 942	1 445 714	1 445 951	1 445 844	1 471 596	1 468 212	1 461 271	1 447 907

Share price (dollars)

Toronto Stock Exchange

High	40.60	40.93	38.19	40.35	38.80	47.18	46.00	41.30

Low	33.85	33.43	32.13	34.03	34.70	38.21	39.96	30.89

Close	37.01	34.40	35.69	35.72	38.61	45.50	40.53	36.90

New York Stock Exchange – US$

High	32.43	33.49	29.17	30.70	35.17	43.49	43.15	36.97

Low	27.00	27.24	24.20	24.97	31.30	34.62	35.77	26.56

Close	29.25	27.52	26.72	25.80	34.96	42.63	36.15	31.78

Shares traded (thousands)

Toronto Stock Exchange	210 772	181 590	202 222	205 635	157 762	163 254	156 781	278 305

New York Stock Exchange	272 926	238 053	302 098	273 044	200 111	200 730	190 337	343 828

Per common share information (dollars)

Net (loss) earnings attributable to common shareholders	(0.24)	0.50	(0.26)	(1.38)	1.01	0.14	0.63	0.06

Dividend per common share	0.28	0.28	0.29	0.29	0.23	0.23	0.28	0.28

(a)
The company had approximately 5,295 holders of record of common shares as at January 31, 2016.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian Tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

130   SUNCOR ENERGY INC. ANNUAL REPORT 2015

LEADERSHIP AND BOARD MEMBERS AS AT DECEMBER 31, 2015

Leadership

Steven Williams President and Chief Executive Officer
Eric Axford Executive Vice President, Business Services
Alister Cowan Executive Vice President and Chief Financial Officer
Paul Gardner Senior Vice President, Human Resources
Mark Little Executive Vice President, Upstream
Mike MacSween Executive Vice President, Major Projects
Janice Odegaard Senior Vice President and General Counsel
Steve Reynish Executive Vice President, Strategy & Corporate Development
Kris Smith Executive Vice President, Downstream

Board of Directors

James Simpson Chair of the Board Calgary, Alberta
Steven Williams President and Chief Executive Officer Suncor Energy Inc. Calgary, Alberta
Mel Benson(3)(4) Calgary, Alberta
Jacynthe Côté(1)(4) Montreal, Quebec
Dominic D'Alessandro(1) Chair, Governance Committee Toronto, Ontario
Doug Ford(2)(3) Bonita Springs, Florida
John Gass(4) Chair, Human Resources and Compensation Committee Palm Coast, Florida
John Huff(3)(4) Houston, Texas
Maureen McCaw(1)(2) Edmonton, Alberta
Mike O'Brien(2) Chair, Audit Committee Canmore, Alberta
Eira Thomas(3) Chair, EHS and Sustainable Development Committee West Vancouver, British Columbia
Michael Wilson(1)(2) Bragg Creek, Alberta
(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

SUNCOR ENERGY INC. ANNUAL REPORT 2015    131

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada, T2P 3E3 T: 403-296-8000 suncor.com This document was printed with environmentally friendly ink containing 70% bio renewable content. The paper used for this document is FSC certified with 100 per cent of fiber sourced from recycled, controlled or certified wood sources.

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EXHIBIT 99.1 Suncor Energy Inc. 2015 Annual Report to Shareholders for the period ended December 31, 2015
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS
6. SEGMENTED INFORMATION
7. OTHER INCOME
8. OPERATING, SELLING AND GENERAL
9. ASSET IMPAIRMENT
10. FINANCING EXPENSES
11. INCOME TAXES
12. EARNINGS (LOSS) PER COMMON SHARE
13. CASH AND CASH EQUIVALENTS
14. SUPPLEMENTAL CASH FLOW INFORMATION
15. INVENTORIES
16. PROPERTY, PLANT AND EQUIPMENT
17. EXPLORATION AND EVALUATION ASSETS
18. OTHER ASSETS
19. GOODWILL AND OTHER INTANGIBLE ASSETS
20. DEBT AND CREDIT FACILITIES
21. OTHER LONG-TERM LIABILITIES
22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
23. PROVISIONS
24. SHARE CAPITAL
25. SHARE-BASED COMPENSATION
26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
27. CAPITAL STRUCTURE FINANCIAL POLICIES
28. JOINT ARRANGEMENTS
29. SUBSIDIARIES
30. RELATED PARTY DISCLOSURES
31. COMMITMENTS, CONTINGENCIES AND GUARANTEES
32. OIL SANDS ASSET SWAP
33. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS
34. ACQUISITION OF A SULPHUR FACILITY
35. PIONEER DISPOSITION
36. NATURAL GAS DISPOSITION
37. SUSPENDED EXPLORATORY WELL COSTS
38. ACQUISITION OF CANADIAN OIL SANDS
39. SUBSEQUENT EVENTS